UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
__________________________

Good Times Restaurants Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
__________________________

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number of Class of Securities)

Ryan Zink
Chief Financial Officer
141 Union Boulevard #400
Lakewood, CO 80228
(303) 384-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________

CALCULATION OF FILING FEE:
Transaction valuation	Amount of filing fee
U.S. $496,524.10(1)	U.S. $99.30(2)

(1)
For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Good Times Restaurants Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 136,034 shares of Good Times Restaurants Inc. common stock and have an aggregate value of $496,524.10 as of June 20, 2018, calculated using the Black-Scholes option pricing model.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals one-fiftieth of one percent of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated June 22, 2018 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and address. Good Times Restaurants Inc., a Nevada corporation (“Good Times” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 141 Union Blvd #400, Lakewood, CO 80228, and the telephone number of its principal executive offices is (303) 384-1400. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Good Times)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, with exercise prices ranging from $7.79 to $9.17 per share held by employees and non-employee directors, for replacement options to purchase a lesser number of shares of common stock at a lower price to be granted under the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iv), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit his or her election via email or submit a paper election form (the “Election Form”) by facsimile, Federal Express (or similar delivery service), or a hand delivery service and agree to the Terms of Election and will be granted replacement options to purchase a lesser number of shares of common stock. As of June 22, 2018, there were outstanding eligible options to purchase an aggregate of approximately 136,034 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The Company is both the subject company and the filing person. The Information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

1

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5.	Past Contracts, Negotiations and Agreements

(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. The terms and conditions of the 2018 Plan are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through for this Offer.

2

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. Not applicable.

Item 10.	Financial Statements

(a) Financial information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Good Times),” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2017, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 27, 2018 and December 26, 2017, filed with the SEC on May 11, 2018 and February 9, 2018, respectively, including the financial information set forth in Item 1 – Financial Statements therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at https://www.sec.gov.

(b) Pro forma information. Not applicable.

Item 11.	Additional Information

(a) Agreements, regulatory requirements and legal proceedings. The Information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(c) Other material information. Not applicable.

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Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated June 22, 2018
(a)(1)(ii)	Communication to All Eligible Exchange Option Holders from Good Times Restaurants Inc.
(a)(1)(iii)	Election Form
(a)(1)(iv)	Form of Terms of Election
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Form of Award Agreement under the 2018 Omnibus Equity Incentive Plan
(d)(2)	Form of Stock Option Grant Notice under the 2018 Omnibus Equity Incentive Plan
(d)(3)	2018 Omnibus Equity Incentive Plan filed as Annex A on Form DEF 14A filed with the SEC on April 25, 2018, incorporated herein by reference
(d)(4)
Agreement dated March 12, 2018 between Good Times Restaurants Inc. and Robert J. Stetson and where applicable his controlled affiliates, and Charles Jobson and where applicable his controlled affiliates filed as Exhibit 10.1 on Form 8-K filed with the SEC on March 13, 2018, incorporated herein by reference

(d)(5)
Employment Agreement dated September 27, 2016, between Boyd E. Hoback and Good Times Restaurants Inc. filed as Exhibit 10.1 on Form 8-K filed with the SEC on September 30, 2016, incorporated herein by reference

(d)(6)
Employment Agreement dated September 27, 2016, between Scott G. LeFever  and Good Times Restaurants Inc. filed as Exhibit 10.3 on Form 8-K filed with the SEC on September 30, 2016, incorporated herein by reference

(d)(7)
Employment Agreement dated September 27, 2016, between Susan M. Knutson and Good Times Restaurants Inc. filed as Exhibit 10.4 on Form 8-K filed with the SEC on September 30, 2016, incorporated herein by reference

(d)(8)	Employment Agreement dated July 18, 2017, between Ryan M. Zink and Good Times Restaurants Inc. filed as Exhibit 10.1 on Form 8-K filed with the SEC on July 19, 2017, incorporated herein by reference
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3. Not applicable.

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EXHBIT (a)(1)(i)

GOOD TIMES RESTAURANTS INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK
 FOR A NUMBER OF REPLACEMENT OPTIONS EXERCISABLE AT A LOWER PRICE

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M. MOUNTAIN TIME ON JULY 23, 2018
 UNLESS THIS OFFER IS EXTENDED

Good Times Restaurants Inc., which is sometimes referred to herein as the “Company,” “Good Times,” “our,” “us,” or “we” is offering eligible employees and non-employee directors the opportunity to exchange certain outstanding options to purchase shares of our common stock for new options covering a lesser number of shares of our common stock exercisable at a lower price (“Replacement Options”), calculated in accordance with specified exchange ratios.  We expect to grant the Replacement Options on the date on which we cancel the options accepted for exchange, which will be on the completion date of this offer.  We are making this offer (“Offer”) upon the terms, and subject to the conditions, set forth in this Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price (this “Offer to Exchange”) and in the related Terms of Election (the “Terms of Election” and, together with this Offer to Exchange, as they may be amended from time to time, the “Option Exchange”).

TABLE OF CONTENTS

		Page
SUMMARY TERM SHEET		3
RISK FACTORS		8
THIS OFFER		10
1.	Eligibility; Number of Options; Offer Expiration Date	10
2.	Purpose of this Offer	13
3.	Procedures for Electing to Exchange Options	16
4.	Withdrawal Rights	18
5.	Acceptance of Options for Exchange; Grant of Replacement Options	19
6.	Conditions of this Offer	20
7.	Price Range of Common Stock Underlying the Options	22
8.	Source and Amount of Consideration; Terms of Replacement Options	22
9.	Information Concerning Good Times	28
10.	Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities	32
11.	Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer	33
12.	Agreements; Legal Matters; Regulatory Approvals	34
13.	Material U.S. Federal Income Tax Consequences	34
14.	Extension of Offer; Termination; Amendment	35
15.	Fees and Expenses	36
16.	Additional Information	37
17.	Miscellaneous	38
SCHEDULE A - INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF GOOD TIMES.		1
EXHIBIT A - 2018 OMNIBUS EQUITY INCENTIVE PLAN
EXHIBIT B - FORM OF REPLACEMENT OPTION AWARD AGREEMENT
EXHIBIT C – FORM OF STOCK OPTION GRANT NOTICE

SUMMARY TERM SHEET

1.          Eligibility.  Only eligible options may be exchanged in the Option Exchange.  For these purposes, eligible options are those options issued in 2015 that have exercise prices ranging from $7.79 to $9.17 per share (“Eligible Exchange Options”).  Options issued in 2015 with an exercise price less than $7.79 per share are not eligible to be exchanged in the Option Exchange.

Options that expire pursuant to their terms prior to the completion of the Option Exchange are forfeited and not eligible to be exchanged for Replacement Options.

You are eligible to participate in the Option Exchange only if you are:

•
An employee who holds Eligible Exchange Options and who is employed by us, or one of our subsidiaries, at the time of commencement of the Option Exchange, and who continues to be an employee and hold such Eligible Exchange Options through the date on which Replacement Options are granted at the conclusion of the Option Exchange; or

•
A non-employee director who holds Eligible Exchange Options and is serving as a director at the time of commencement of the Option Exchange, and who continues to serve as a director and hold such Eligible Exchange Options through the date on which Replacement Options are granted at the conclusion of the Option Exchange.

The outstanding options that you hold under our existing equity incentive plans give you the right to purchase shares of our common stock once those options vest and you exercise those options by paying the applicable exercise price (and satisfying any applicable tax withholding obligations).  Thus, when we use the term “option” in this Offer to Exchange, we refer to the actual options you hold to purchase shares of our common stock and not the shares of our common stock underlying those options. (See Section 1 of this Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date” and Section 5 of this Offer to Exchange entitled “Acceptance of Options for Exchange; Grant of Replacement Options” below for additional information.)

2.          Exchange Ratios.  The exchange ratios in the Option Exchange represent the number of shares subject to Eligible Exchange Options that an employee or non-employee director must surrender in order to receive one Replacement Option, and vary based on the exercise price of the Eligible Exchange Options.  The following exchange ratios for the Option Exchange were determined using the Black-Scholes model and are based on, among other things, the closing price of our common stock on June 20, 2018 of $3.65, the volatility of our common stock, U.S. treasury rates, the exercise prices of the Eligible Exchange Options, the remaining terms of the Eligible Exchange Options and the term of the Replacement Options.  The exchange ratios were calculated to result in grants of Replacement Options with a fair value, for accounting purposes, that is approximately equal to the fair value of the Eligible Exchange Options that are surrendered in the Option Exchange. Such a fair value exchange is intended to balance the compensatory goals of the Option Exchange and the interests of our stockholders, including reducing our total number of outstanding options, avoiding further dilution to our stockholders and minimizing the accounting expense of the grants of Replacement Options.  Replacement Options calculated according to the exchange ratios will be rounded down to the nearest whole share of our common stock.  Replacement Options to purchase fractional shares will not be granted and cash will not be paid for any fractional shares.  The table below sets forth the exchange ratios to be used based on the exercise price of the Eligible Exchange Options. This means that you must surrender 3.30 Eligible Exchange Options with an exercise price of $9.17 per share and 2.60 Eligible Exchange Options with an exercise price of $7.79 per share for each Replacement Option granted.

	Exchange Ratios
Exercise Prices	Shares Subject to Eligible Exchange Options Surrendered	Shares Subject to Replacement Options to be Granted
$9.17	3.30	1
$7.79	2.60	1

3.          Terms of Replacement Options.  We will grant the Replacement Options under the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”) on the Replacement Option grant date, which will also be the date on which we cancel the Eligible Exchange Options accepted for exchange.  In order to be granted a Replacement Option, you must remain continuously employed by, or serve on the Board of Directors of, Good Times or one of our subsidiaries through the Replacement Option grant date. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement Options” below for more information.)

The Replacement Options:

•
will have a per-share exercise price equal to the greater of (a) the closing price per share of our common stock on the date of grant and (b) the ninety-day trailing daily average closing price of the common stock for the 90 trading days preceding and including the grant date using a simple average of the closing prices of the immediately preceding 90 trading days.  The exercise price for the Replacement Options will be set on the grant date of the Replacement Options.  If the market price of our common stock exceeds $7.79 or $9.17 per share on the Replacement Option grant date, the Replacement Options that you receive in exchange for your existing options may have a higher exercise price than some or all of your surrendered Eligible Exchange Options;

•
will have a ten-year term beginning with the date of grant.  The Option Exchange is structured such that the vesting status of the Replacement Options will remain the same as the options surrendered in exchange.  All Eligible Exchange Options have fully vested.  Therefore, Replacement Options will immediately vest in a quantity equal to the number of vested Eligible Exchange Options divided by the Exchange Ratio and the remaining unvested options will vest ratably over the original vesting schedule for the Eligible Exchange Options.;

•
will be of the same type of options as the surrendered options.  In other words, Eligible Option Holders holding nonqualified stock options will receive Replacement Options in the form of nonqualified stock options and Eligible Option Holders holding incentive stock options will receive Replacement Options in the form of incentive stock options; and

•
will have the terms and be subject to the conditions as provided for in the 2018 Plan and option award agreement. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement Options”, Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” and “Risk Factors” below for additional information.)

Although our Board of Directors has approved this Offer, neither we nor our Board of Directors make any recommendation as to whether you should elect to exchange or refrain from electing to exchange all or any of your Eligible Exchange Options.  You must make your own decision regarding whether to elect to exchange all or any of your Eligible Exchange Options.

This Offer is not conditioned upon a minimum aggregate number of Eligible Exchange Options being surrendered for exchange.  This Offer is subject to certain conditions which we describe in Section 6 of this Offer to Exchange and the terms described in this Offer. (See Section 6 of the Offer to Exchange entitled “Conditions of this Offer” below for additional information.)

Shares of our common stock are listed on the NASDAQ under the symbol “GTIM.” On June 20, 2018, the closing price of our common stock on the NASDAQ was $3.65 per share.  As Replacement Options will be issued with an exercise price not less than the closing price of our common stock on NASDAQ on the date of grant, we recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Exchange Options.

As of June 22, 2018, Eligible Exchange Options outstanding under our existing equity incentive plans were exercisable for approximately 136,034 shares of our common stock, or approximately 1.1% of the total shares of our common stock outstanding as of May 10, 2018, which was 12,468,326 shares.

4.          Process to Participate. If you wish to participate in this Offer, you must email an electronic Election Form to Good Times at christi@gtrestaurants.com and elect to participate before 5:00 P.M. Mountain Time, on July 23, 2018.  If for any reason you are unable to reach Good Times by email, or if you would like to submit a paper Election Form, you may submit a paper Election Form by facsimile to (303) 273-0177, or submit a paper Election Form by FedEx (or similar delivery service) or a hand delivery service to 141 Union Boulevard #400, Lakewood, Colorado 80228, but it must be completed, signed and received by 5:00 P.M. Mountain Time, on July 23, 2018.  Election submissions that are received after this deadline will not be accepted.  In order to submit your election to participate in this Offer, you will be required to acknowledge on your Election Form your agreement to all of the terms and conditions of the Offer to Exchange as set forth in the Offer documents.

Elections submitted by any other means, including United States mail (or other post) are not permitted and will not be accepted by us.

You should direct questions about this Offer and requests for additional copies of this Offer to Exchange and the other Offer documents by emailing christi@gtrestaurants.com or calling (303) 384-1400, 5 days a week (9:00 a.m. Monday to 5:00 p.m. Friday, Mountain Time).

We are not making this Offer to, nor will we accept any election to exchange options from or on behalf of, option holders in any jurisdiction in which this Offer or the acceptance of any election to exchange options would not be in compliance with the laws of that jurisdiction.  However, we may, at our discretion, take any actions necessary or desirable for us to make this Offer to option holders in any such jurisdiction.

IMPORTANT

THIS OPTION EXCHANGE OFFER DOCUMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), OR ANY STATE OR FOREIGN SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE OR FOREIGN SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS EXCHANGE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GOOD TIMES HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR OPTIONS PURSUANT TO THIS OFFER.  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU.  GOOD TIMES HAS NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED TERMS OF ELECTION.  IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY GOOD TIMES.

NOTHING IN THIS DOCUMENT SHALL BE CONSTRUED TO GIVE ANY PERSON THE RIGHT TO REMAIN IN THE EMPLOYMENT OF GOOD TIMES OR TO AFFECT OUR RIGHT TO TERMINATE THE EMPLOYMENT OF ANY PERSON AT ANY TIME WITH OR WITHOUT CAUSE TO THE EXTENT PERMITTED UNDER LAW.  NOTHING IN THIS DOCUMENT SHOULD BE CONSIDERED A CONTRACT OR GUARANTEE OF WAGES OR COMPENSATION.

GOOD TIMES RESERVES THE RIGHT TO AMEND OR TERMINATE THE 2018 PLAN AT ANY TIME, AND THE GRANT OF AN OPTION UNDER THE 2018 PLAN OR THIS OFFER DOES NOT IN ANY WAY OBLIGATE GOOD TIMES TO GRANT ADDITIONAL OPTIONS OR OFFER FURTHER OPPORTUNITIES TO PARTICIPATE IN ANY OPTION EXCHANGE IN ANY FUTURE YEAR.  THE GRANT OF AN OPTION AND ANY FUTURE OPTIONS GRANTED UNDER THE 2018 PLAN OR IN RELATION TO THIS OFFER IS WHOLLY DISCRETIONARY IN NATURE AND IS NOT TO BE CONSIDERED PART OF ANY NORMAL OR EXPECTED COMPENSATION THAT IS OR WOULD BE SUBJECT TO SEVERANCE, RESIGNATION, REDUNDANCY, TERMINATION OR SIMILAR PAY, OTHER THAN TO THE EXTENT REQUIRED BY LOCAL LAW.

RISK FACTORS

Participation in this Offer involves a number of potential risks and uncertainties, including those described below.  This list and the risk factors set forth under the heading entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 27, 2018 and our Annual Report on Form 10-K for the year ended September 26, 2017, filed with the SEC, highlight the material risks related to Good Times that may impact your decision to participate in this Offer.  You should carefully consider these risks and we encourage you to speak with your financial, legal and/or tax advisors before deciding whether to participate in this Offer.  In addition, we strongly urge you to read the sections in this Option Exchange discussing the tax consequences of participating in this Offer, as well as the rest of this Option Exchange for a more in-depth discussion of the risks that may apply to you.

This Option Exchange and our SEC reports referred to above include “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The statements contained in this Option Exchange and our SEC reports referred to above that are not purely historical are forward-looking statements.  Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements.  These statements are based on the beliefs and assumptions of our management based on information currently available to management.  Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included in our Quarterly Report on Form 10-Q for the quarter ended March 27, 2018 and our Annual Report on Form 10-K for the year ended September 26, 2017.  Furthermore, such forward-looking statements speak only as of the date of this report.  Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this Offer.

Risks Related to This Offer

If the price of our common stock increases after the date of grant of the Replacement Options, your greater number of surrendered eligible options might have been worth more than the Replacement Options that you will receive in exchange for them.

Because you will receive Replacement Options covering fewer shares than the Eligible Exchange Options surrendered, your Replacement Options may have less potential for increases in value due to significantly higher Good Times stock prices.

The valuation method that we used for establishing the exchange ratios is designed to estimate a fair value of options as of the date the exchange ratios were calculated and is not a prediction of the future value that might be realized through Eligible Exchange Options or Replacement Options.

Tax effects on holders of incentive stock options who choose to participate.

An Eligible Option Holder who is granted an incentive stock option will not recognize taxable income at the time of exercise. However, the excess of the acquired stock’s fair market value over the exercise price could be subject to the alternative minimum tax in the year of exercise. If stock acquired upon exercise of the incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the sales price and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any income tax deduction. If the holding period requirements are not met, the tax consequences described above for non-qualified stock options will apply. See Section 13 of this Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” for more information.

If you are subject to foreign tax laws, even if you are a resident of the United States, there may be tax and social insurance consequences relating to this Offer.

If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be other tax and social insurance consequences that may apply to you.  You should be certain to consult your own tax advisors to discuss these consequences.

Risks Related to Our Business and Common Stock

You should carefully review the risk factors contained in our Annual Report on Form 10-K for the year ended September 27, 2017 and also the other information provided in this Option Exchange and the other materials that we have filed with the SEC, before making a decision on whether or not to tender your Eligible Exchange Options.  You may access these filings electronically at the SEC’s Internet site at http://www.sec.gov.  In addition, we will provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you.  See Section 16 of this Offer entitled “Additional Information” for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.  These reports can also be accessed free of charge at https://goodtimesburgers.com/company/investor-relations/.

THIS OFFER

1.	Eligibility; Number of Options; Offer Expiration Date.

Upon the terms and subject to the conditions of this Option Exchange, we are offering eligible employees and non-employee directors the opportunity to exchange certain outstanding Eligible Exchange Options to purchase shares of our common stock for new options covering a lesser number of shares of our common stock (“Replacement Options”), calculated in accordance with specified exchange ratios.  We will grant the Replacement Options on the date on which we cancel the options accepted for exchange, which will be on the completion date of this offer (the “Replacement Option grant date”). Only eligible options may be exchanged in the Option Exchange.  For these purposes, eligible options are those options issued in 2015 that have exercise prices ranging from $7.79 to $9.17 per share (“Eligible Exchange Options”).  Options with an exercise price less than $7.79 per share are not eligible to be exchanged in the Option Exchange.

You are eligible to participate in the Option Exchange only if you are:

•
An employee who holds Eligible Exchange Options and who is employed by us, or one of our subsidiaries, at the time of commencement of the Option Exchange, and who continues to be an employee and hold such Eligible Exchange Options through the date on which Replacement Options are granted at the conclusion of the Option Exchange; or

•
A non-employee director who holds Eligible Exchange Options and is serving as a director at the time of commencement of the Option Exchange, and who continues to serve as a director and hold such Eligible Exchange Options through the date on which Replacement Options are granted at the conclusion of the Option Exchange.

The outstanding options that you hold give you the right to purchase shares of our common stock once you exercise those options by paying the applicable exercise price of those options (and satisfying any applicable tax withholding obligations).  Thus, when we use the term “option” in this Offer, we refer to the actual options you hold to purchase shares of our common stock and not the shares underlying those options.

If you elect to exchange Eligible Exchange Options, you will not be eligible to receive Replacement Options unless you continue to be employed by Good Times or any of our subsidiaries through the Replacement Option grant date.

ACCORDINGLY, IF YOU ARE NOT AN ELIGIBLE EMPLOYEE OR NON-EMPLOYEE DIRECTOR OF GOOD TIMES OR ANY OF OUR SUBSIDIARIES AS DESCRIBED ABOVE ON THE REPLACEMENT OPTION GRANT DATE, EVEN IF YOU HAD ELECTED TO PARTICIPATE IN THIS OFFER AND HAD TENDERED SOME OR ALL OF YOUR ELIGIBLE EXCHANGE OPTIONS FOR EXCHANGE, YOUR TENDER WILL AUTOMATICALLY BE DEEMED WITHDRAWN AND YOU WILL NOT PARTICIPATE IN THIS OFFER, AND YOU WILL RETAIN YOUR OUTSTANDING ELIGIBLE EXCHANGE OPTIONS IN ACCORDANCE WITH THEIR CURRENT TERMS AND CONDITIONS.  IN THE CASE OF A TERMINATION OF YOUR SERVICE, YOU MAY EXERCISE YOUR OUTSTANDING ELIGIBLE EXCHANGE OPTIONS DURING A LIMITED PERIOD OF TIME FOLLOWING THE TERMINATION OF SERVICE IN ACCORDANCE WITH THEIR TERMS TO THE EXTENT THAT THEY ARE VESTED AS OF SUCH TERMINATION OF SERVICE.

If you are eligible to participate in the Option Exchange, you must exchange all of your Eligible Exchange Options for Replacement Options if any are exchanged.  No partial exchanges will be permitted.  If you have previously exercised a portion of an Eligible Exchange Option grant, only the portion of the Eligible Exchange Option grant which has not yet been exercised will be eligible to be exchanged. Eligible Exchange Options that you choose not to exchange or that we do not accept for exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

If you properly tender your Eligible Exchange Options and such tendered options are accepted for exchange, the tendered options will be cancelled and, subject to the terms of this Offer, you will be entitled to receive that number of Replacement Options determined using the exchange ratios set forth in the table below, subject to adjustments for any future stock splits, stock dividends and similar events, in accordance with the terms of the 2018 Plan, the Replacement Option award agreement, and the stock option grant notice. A form of Replacement Option award agreement and stock option grant notice are attached hereto as Exhibit B and Exhibit C, respectively.

The table below shows the number of shares subject to Eligible Exchange Options that an employee or non-employee director must surrender in order to receive one share subject to the Replacement Option (the “exchange ratios”). The exchange ratios vary based on the exercise price of the Eligible Exchange Options.  The following exchange ratios were determined using the Black-Scholes model and are based on, among other things, the closing price of our common stock on June 20, 2018 of $3.65, the volatility of our common stock, U.S. treasury rates, the exercise prices of the Eligible Exchange Options, the remaining terms of the Eligible Exchange Options and the ten-year term of the Replacement Options.

	Exchange Ratios
Exercise Prices	Shares Subject to Eligible Exchange Options Surrendered	Shares Subject to Replacement Option to be Granted
$9.17	3.30	1
$7.79	2.60	1

The table reflects that you must surrender 3.30 Eligible Exchange Options with an exercise price of $9.17 per share and 2.60 Eligible Exchange Options with an exercise price of $7.79 per share for each Replacement Option granted. We will not grant any Replacement Options to purchase fractional shares and we will not pay cash for fractional shares.  Instead, if the exchange ratios yield a fractional amount of shares, we will round down to the nearest whole number of shares with respect to each option.

Example

To illustrate how the exchange ratios work, assume that:

(a)          You are an active employee or non-employee director.

(b)          You have three existing option grants each covering 100 shares of our common stock with corresponding per-share exercise prices of: $7.00 (hypothetical grant date of 12/31/2015), $9.17 (grant date of 3/13/2015) and $7.79 (grant date of 5/7/2015).

If you elect to participate in the Offer:

(a)          Your election to exchange can cover zero shares or all 200 of your Eligible Exchange Options.  You cannot elect to exchange less than the full amount of your Eligible Exchange Options.  If you have previously exercised a portion of Eligible Exchange Options, only the portion of the Eligible Exchange Option grant which has not yet been exercised will be eligible to be exchanged.

(b)          You will not be able to exchange your existing option grant with a per-share exercise price of $7.00 for a Replacement Option because the exercise price is not ranging from $7.79 to $9.17 per share.

Under these facts, the table below shows the number of shares of common stock subject to each Replacement Option you would receive were you to participate in the Offer and elect to exchange the existing Eligible Exchange Options with per-share exercise prices of $9.17 and $7.79:

Exercise Price of Existing Eligible Exchange Options	Cancelled Shares Subject to Existing Eligible Exchange Options	Exchange Ratio	Shares Subject to Replacement Option
$9.17	100	3.30 for 1	30
$7.79	100	2.60 for 1	38

Unless prevented by applicable law or regulations, Replacement Options will be granted under the 2018 Plan.  The Replacement Options will have the terms and be subject to the conditions as provided for in the 2018 Plan and the Replacement Option award agreement.  The Replacement Options will have a new grant date, a new exercise price, a new term, and will cover a fewer number of shares of our common stock than the surrendered Eligible Exchange Options.

The per-share exercise price of the Replacement Options will be equal to the greater of (a) the closing price per share of our common stock on the date of grant and (b) the ninety-day trailing daily average closing price of the common stock for the 90 trading days preceding and including the grant date using a simple average of the closing price of the immediately preceding 90 trading days.  The exercise price for the Replacement Options will be set on the grant date of the Replacement Options.

Options that expire pursuant to their terms prior to the completion of the Option Exchange will be forfeited as of the Offer expiration date and will not be eligible to be exchanged for Replacement Options.

The term “Offer expiration date” means 5:00 P.M. Mountain Time on July 23, 2018, unless and until we, in our discretion, extend the period of time during which this Offer will remain open, in which event the term “Offer expiration date” refers to the latest time and date at which this Offer, as so extended, expires.  See Section 14 of this Option Exchange entitled “Extension of Offer; Termination; Amendment” for a description of our rights to extend, delay, terminate and amend this Offer. See Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” for information concerning the possibility that your Eligible Exchange Options that are incentive stock options will be exchanged for Replacement Options that are treated as non-qualified stock options.

For purposes of this Offer, a “business day” means any day other than a Saturday, a Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 5:00 P.M., Mountain Time of each such day.

2.	Purpose of this Offer.

Since January 2015, we have experienced a decline in our stock price that we attribute to a variety of circumstances, primarily and most notably due to a general contraction in Enterprise Value-to-EBITDA multiples utilized by investors for valuing small capitalization public restaurant companies similar to the Company, resulting in a corresponding decline in the prices of their common stocks during that period of time, with 2015 representing the most recent peak in both valuations and stock prices for small capitalization restaurant companies.  In addition, there was a small reduction in the Company’s targeted number of restaurants opened in fiscal 2016 and an unexpected and historic spike in commodity costs during the last six months of fiscal 2017 that adversely impacted the Company’s financial results.  The closing trading price of our common stock has fallen from a high of $9.90 per share on June 22, 2015 to as low as $2.30 per share on December 14, 2017.

Primary reasons for implementing the Option Exchange include:

The option exchange offers a reasonable, balanced and meaningful incentive for our employees. Underwater options are options that have an exercise price that is greater than the trading price of the common stock for which they are exercisable.  We believe that significantly underwater stock options no longer represent effective incentives to motivate or help retain many of our employees.  By exchanging significantly underwater stock options for a lesser number of Replacement Options with lower exercise prices, the Option Exchange could aid both motivation and retention of those persons participating in the Option Exchange, while better aligning the interests of our employees with the interests of our shareholders.

The exchange ratios have been calculated to minimize accounting costs.  We have calculated the exchange ratios to result in an aggregate fair value, for accounting purposes, of the Replacement Options approximately equal to the aggregate fair value of the exchanged options, which we believe will not have a material impact on our reported earnings.

The option exchange will enable us to recapture value from compensation costs that we are already incurring that have very little motivational impact.  We believe it is not an efficient use of our resources to recognize compensation expense on options that are not perceived by our employees to provide value.  Under applicable accounting rules, we are required to recognize current compensation expense related to these awards, even if these awards are never exercised because they are underwater.  By replacing options that have relatively little retentive or incentive value with a lesser number of Replacement Options with an exercise price equal to the greater of the closing price of our common stock on the grant date for the Replacement Options or the ninety-day trailing daily average closing price of the common stock for the 90 trading days preceding and including the grant date, we can increase both retention and incentive value without creating additional compensation expense (other than expense that might result from fluctuations in our stock price after the exchange ratio has been set but before the exchange actually occurs).

The option exchange will reduce our equity award overhang.  Underwater options are not likely to be exercised, but not only do they have little or no retention value, they also remain part of our total number of outstanding options, or issued overhang, until they are exercised, expire or are cancelled.  Because officers, employees and non-employee directors who participate in the Option Exchange will receive a lesser number of Replacement Options in exchange for their surrendered Eligible Exchange Options, the number of shares of common stock subject to all outstanding equity awards will be reduced, thereby reducing our issued overhang.  At the same time, we will eliminate our most ineffective options that are currently outstanding. Based on the assumptions described herein, if all Eligible Exchange Options are exchanged, options to purchase approximately 136,034 shares would be surrendered and cancelled, and Replacement Options covering approximately 52,186 shares will be granted, resulting in an approximate 14.1% reduction in our equity award overhang.

THERE IS NO GUARANTEE THAT THE INTENDED BENEFITS OF THE OPTION EXCHANGE WILL BE REALIZED CONSIDERING THE UNPREDICTABILITY OF THE STOCK MARKET.

The price of our common stock may not appreciate over the long term, and your Replacement Options may become underwater after the Offer expiration date.  WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

We may engage in transactions in the future that could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors and that could significantly affect the price of our stock.  If we engage in such a transaction or transactions prior to the date we grant the lesser number of Replacement Options, our stock price could increase (or decrease) and the exercise price of the Replacement Options could be higher (or lower) than the exercise price of Eligible Exchange Options you elect to have cancelled as part of this Offer.  The exercise price of any Replacement Options granted to you in return for options you elect to exchange will be at least equal to the fair market value of our common stock on the Replacement Option grant date.  You will be at risk of any increase in our stock price during the period prior to the Replacement Option grant date for these and other reasons.

Although we are not currently contemplating a merger or similar transaction that could result in a change in control of our Company, we are reserving the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interest of our Company and our stockholders.  This could include terminating your right to receive Replacement Options under this Offer.  If we were to terminate your right to receive Replacement Options under this Offer in connection with such a transaction, your original options will remain outstanding pursuant to their original terms. To obtain detailed change in control provisions governing your current options, you can refer to our equity incentive plans, as applicable, and the prospectus for each such equity incentive plan.  Your award agreement(s) and certain other agreements between you and Good Times may also contain provisions that affect the treatment of your options in the event of a change in control.

Subject to the foregoing, and except as otherwise disclosed in this Option Exchange or in our filings with the SEC that are incorporated by reference, as of the date hereof, we have no plans, proposals or negotiations (although we often consider such matters in the ordinary course of our business and intend to continue to do so in the future) that relate to or would result in:

(a)          any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries;

(b)          any purchase, sale or transfer of a material amount of our assets or the assets of our subsidiaries;

(c)          any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)          any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the terms of directors or to change any material term of the employment contract of any executive officer;

(e)          any other material change in our corporate structure or business;

(f)          any class of our equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association;

(g)          any class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”);

(h)          the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i)          the acquisition by any person of an additional amount of our securities or the disposition of our securities; or

(j)          any changes in our articles of incorporation, bylaws, or other governing instruments or any actions which could impede the acquisition of control of us by any person.

NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE YOUR OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.  YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION PROVIDED IN CONNECTION WITH THIS OFFER.  YOU MUST MAKE YOUR OWN DECISION WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

3.	Procedures for Electing to Exchange Options.

Proper exchange of options.  If you wish to participate in this Offer, you must email an electronic Election Form to Good Times at christi@gtrestaurants.com and elect to participate before 5:00 P.M. Mountain Time, on July 23, 2018.  If for any reason you are unable to reach Good Times by email, or if you would like to submit a paper Election Form, you may submit a paper Election Form by facsimile to (303) 273-0177, or submit a paper Election Form by FedEx (or similar delivery service) or a hand delivery service to 141 Union Boulevard #400, Lakewood, Colorado 80228, but it must be completed, signed and received by 5:00 P.M. Mountain Time, on July 23, 2018.  Election submissions that are received after this deadline will not be accepted.  In order to submit your election to participate in this Offer, you will be required to acknowledge on your Election Form your agreement to all of the terms and conditions of the Offer to Exchange as set forth in the Offer documents.

You should direct questions about this Offer and requests for additional copies of this Offer to Exchange and the other Offer documents by emailing christi@gtrestaurants.com or calling (303) 384-1400, 5 days a week (9:00 a.m. Monday to 5:00 p.m. Friday, Mountain Time).

Confirmation statements for submissions through email may be obtained from Good Times after submitting your election.  You should print and save a copy of the confirmation for your records.

If your election is received by Good Times via facsimile, by FedEx (or similar delivery service), or by a hand delivery service, Good Times intends to confirm the receipt of your Election Form within 48 hours of receipt.  If you do not receive a confirmation, it is your responsibility to confirm that Good Times has received your election and/or any withdrawal.

Only elections that are complete and actually received by Good Times by 5:00 P.M. Mountain Time on July 23, 2018 will be accepted.  Elections may be submitted only via email, facsimile, FedEx (or similar delivery service), or a hand delivery service.  Elections submitted by any other means, including United States mail (or other post), are not permitted and will not be accepted.

We will strictly enforce the offering period, subject only to any extension, which we may grant in our sole discretion.

Our receipt of your election is not by itself an acceptance of your Eligible Exchange Options for exchange.  For purposes of this Offer, we will be deemed to have accepted Eligible Exchange Options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give written notice to the option holders generally of our acceptance of Eligible Exchange Options for exchange.  We may issue this notice of acceptance by, email or other form of written communication.  Eligible Exchange Options accepted for exchange will be cancelled as of Replacement Option grant date.

If you do not submit your election by 5:00 P.M. Mountain Time on July 23, 2018, then you will not participate in this Offer, and all stock options currently held by you will remain intact at their original exercise price and with their original terms.

IF YOU FAIL TO PROPERLY SUBMIT YOUR ELECTION BY THE DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER.

Subject to our right to extend, terminate and amend this Offer, we currently expect that we will accept promptly after 5:00 P.M. Mountain Time on the Offer expiration date all properly elected Eligible Exchange Options that have not been validly withdrawn.  We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Eligible Exchange Options.  We reserve the right to reject any election or any Eligible Exchange Option elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made.  Neither we nor any other person is obligated to give notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice.  No surrender of Eligible Exchange Options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of the Eligible Exchange Options or waived by us.  Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties.  Subject to Rule 13e-4 under the Securities Exchange Act, we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to any particular Eligible Exchange Options or any particular eligible employee.

Our acceptance constitutes an agreement.

Your election to exchange Eligible Exchange Options through the procedures described above constitutes your acceptance of the terms and conditions of this Offer, and will be controlling, absolute and final, subject to your withdrawal rights under the Offer as described in Section 4 of this Offer to Exchange entitled “Withdrawal Rights” and our acceptance of your tendered Eligible Exchange Options in accordance with the Offer as described in Section 5 of the Offer to Exchange entitled “Acceptance of Options for Exchange; Grant of Replacement Options.” Our acceptance of your Eligible Exchange Options for exchange will constitute a binding agreement between Good Times and you upon the terms and subject to the conditions of this Offer.

4.	Withdrawal Rights.

You can only withdraw your tendered options in accordance with the provisions of this Section 4.

You can withdraw your tendered options at any time before 5:00 P.M. Mountain Time on the Offer expiration date, currently scheduled for July 23, 2018.  If the Offer expiration date is extended by us, you can withdraw your tendered options at any time until 5:00 P.M. Mountain Time on the Offer expiration date (as extended).

You may withdraw your previously submitted election by submitting an electronic Election Form to christi@gtrestaurants.com or by submitting a paper Election Form by facsimile to (303) 273-0177 that indicates that you are electing not to exchange your Eligible Exchange Options.  You must submit the new election before 5:00 P.M. Mountain Time on the Offer expiration date.

It is your responsibility to confirm that we received your new election indicating the withdrawal of your tendered options before the Offer expiration date.  If you elect to withdraw any options, you must withdraw all of your Eligible Exchange Options.

You cannot rescind any withdrawal, and your Eligible Exchange Options will thereafter be deemed not properly elected for exchange for purposes of this Offer unless you properly re-elect to exchange all of your Eligible Exchange Options before the Offer expiration date by following the procedures described in Section 3 of the Offer to Exchange entitled “Procedures for Electing to Exchange Options”.

Neither Good Times nor any other person is obligated to give notice of any defects or irregularities in any election withdrawal, nor will anyone incur any liability for failure to give any such notice.  We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices or elections of withdrawal.  Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding.

AFTER THE DEADLINE TO WITHDRAW OR CHANGE YOUR ELECTION HAS OCCURRED, YOU WILL NOT BE PERMITTED TO WITHDRAW OR CHANGE YOUR ELECTION.

5.	Acceptance of Options for Exchange; Grant of Replacement Options.

Upon the terms and subject to the conditions of this Offer, including those conditions listed in Section 6 of the Offer to Exchange entitled “Conditions of this Offer” below, and promptly following the expiration of this Offer, we will accept for exchange and cancel options properly tendered for exchange and not validly withdrawn before the Offer expiration date.  Once your Eligible Exchange Options have been accepted for exchange, you will receive a confirmation notice promptly following the expiration of this Offer confirming that your options have been accepted for exchange and cancelled.

If your Eligible Exchange Options are properly elected for exchange and accepted by us, we will cancel your options on the Replacement Option grant date, and you will also be granted Replacement Options on the Replacement Option grant date, which is expected to occur on the Offer expiration date.

If you are no longer an employee or non-employee director of Good Times or any of our subsidiaries, whether voluntarily, involuntarily, or for any other reason before the Offer expiration date, you will not be able to participate in this Offer.  Also, if you change your place of residence to a country where this Offer is prohibited under local regulations, you will not be able to participate in this Offer. We will use reasonable efforts to avoid a prohibition, but if prohibited by applicable law or regulation on the expiration date of this Offer, you will not be granted Replacement Options, if at all, until all necessary government approvals have been obtained.  We will not be obligated to obtain any such governmental approvals, but may attempt to do so.  See Section 12 of the Offer to Exchange entitled “Agreements; Legal Matters; Regulatory Approvals.”

ACCORDINGLY, IF YOU ARE NOT AN ELIGIBLE EMPLOYEE OR NON-EMPLOYEE DIRECTOR OF GOOD TIMES OR ANY OF OUR SUBSIDIARIES AS DESCRIBED ABOVE ON THE OFFER EXPIRATION DATE, EVEN IF YOU HAD ELECTED TO PARTICIPATE IN THIS OFFER AND HAD TENDERED YOUR ELIGIBLE EXCHANGE OPTIONS FOR EXCHANGE, YOUR TENDER WILL AUTOMATICALLY BE DEEMED WITHDRAWN AND YOU WILL NOT PARTICIPATE IN THIS OFFER, AND YOU WILL RETAIN YOUR OUTSTANDING OPTIONS IN ACCORDANCE WITH THEIR CURRENT TERMS AND CONDITIONS.  IN THE CASE OF A TERMINATION OF YOUR SERVICE, YOU MAY EXERCISE YOUR OUTSTANDING OPTIONS DURING A LIMITED PERIOD OF TIME FOLLOWING THE TERMINATION OF SERVICE IN ACCORDANCE WITH THEIR TERMS TO THE EXTENT THAT THEY ARE VESTED AS OF SUCH TERMINATION OF SERVICE.

For purposes of this Offer, we will be deemed to have accepted all Eligible Exchange Options that are validly tendered for exchange and not properly withdrawn, when we give written notice to the option holders of our acceptance for exchange of such options; such notice may be given by email or letter.  Subject to our rights to extend, terminate and amend this Offer, we expect that you will receive your Replacement Option award agreement as promptly as practicable after the Replacement Option grant date.

6.	Conditions of this Offer.

This Offer is not conditioned upon a minimum aggregate number of Eligible Exchange Options being surrendered for exchange.

Notwithstanding any other provision of this Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend this Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to certain limitations, if at any time on or after the date of commencement of the Offer and prior to the Offer expiration date any of the following events has occurred, or in our reasonable judgment, has been determined by us to have occurred, regardless of the circumstances giving rise thereto, other than acts or omissions to act by us:

(a)          there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the options tendered for exchange pursuant to this Offer or the issuance of Replacement Options;

(b)          there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i)          make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)         delay or restrict our ability, or render us unable, to accept for exchange or grant Replacement Options for some or all of the options tendered for exchange; or

(iii)        materially and adversely affect the business, condition (financial or other), income, operations or prospects of Good Times;

(c)          a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of the assets or securities of us; or

(d)          any of the situations described above existed at the time of commencement of this Offer and that situation, in our reasonable judgment, deteriorates materially after commencement of this Offer.

The conditions to this Offer are for our benefit.  We may assert them in our discretion regardless of the circumstances giving rise to them before the Offer expiration date, other than acts or omissions by us.  We may waive them, in whole or in part, at any time and from time to time prior to the Offer expiration date, in our reasonable discretion, whether or not we waive any other condition to this Offer.  Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.	Price Range of Common Stock Underlying the Options.

Shares of our common stock are listed for trading on the NASDAQ Capital Market under the symbol “GTIM”.  The following table presents the quarterly high and low closing prices for our common stock as reported by the NASDAQ Capital Market for each quarter within the last three fiscal years and for the first two quarters of the 2018 fiscal year.

FISCAL YEAR	QUARTER ENDED	HIGH	LOW
2015	December 31, 2014	$7.74	$5.17
	March 31, 2015	$8.47	$6.83
	June 30, 2015	$9.90	$6.91
	September 30, 2015	$9.34	$6.12
2016	December 31, 2015	$6.99	$4.15
	March 31, 2016	$5.17	$3.03
	June 30, 2016	$4.11	$2.85
	September 27, 2016	$4.39	$3.39
2017	December 27, 2016	$3.45	$2.95
	March 28, 2017	$3.55	$2.85
	June 27, 2017	$3.70	$3.10
	September 26, 2017	$3.60	$2.55
2018	December 26, 2017	$3.16	$2.30
	March 27, 2018	$3.20	$2.35

AS REPLACEMENT OPTIONS WILL BE ISSUED WITH AN EXERCISE PRICE NOT LESS THAN THE CLOSING PRICE OF OUR COMMON STOCK ON NASDAQ ON THE DATE OF GRANT, WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

8.	Source and Amount of Consideration Terms of Replacement Options.

Source and Amount of Consideration

We will grant Replacement Options, subject to applicable laws and regulations, in exchange for Eligible Exchange Options properly elected to be exchanged by you and accepted by us for exchange.  The number of shares of common stock subject to the Replacement Options will be determined as follows, subject to adjustments for any stock splits, stock dividends and similar events affecting the common stock, in accordance with the terms of the 2018 Plan and the Replacement Option award agreement.

The table below shows the number of shares subject to Eligible Exchange Options that an employee or non-employee director must surrender in order to receive one share subject to the Replacement Option (the “exchange ratios”). The exchange ratios vary based on the exercise price of the Eligible Exchange Options.  The following exchange ratios were determined using the Black-Scholes model and are based on, among other things, the closing price of our common stock on June 20, 2018 of $3.50, the volatility of our common stock, U.S. treasury rates, the exercise prices of the Eligible Exchange Options, the remaining terms of the Eligible Exchange Options and the ten-year term of the Replacement Options.

	Exchange Ratios
Exercise Prices	Shares Subject to Eligible Exchange Options Surrendered	Shares Subject to Replacement Option to be Granted
$9.17	3.30	1
$7.79	2.60	1

The table reflects that you must surrender 3.30 Eligible Exchange Options with an exercise price of $9.17 per share and 2.60 Eligible Exchange Options with an exercise price of $7.79 per share for each Replacement Option granted. We will not grant any Replacement Options to purchase fractional shares and we will not pay cash for fractional shares.  Instead, if the exchange ratios yield a fractional amount of shares, we will round down to the nearest whole number of shares with respect to each option.

The Eligible Exchange Options were issued under the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan (the “2008 Plan”). The 2008 Plan became effective on January 24, 2008 and expired by its terms on January 24, 2018.  No additional awards may be issued under the 2008 Plan although the 2008 Plan will remain in effect until all awards issued under the 2008 Plan expire, terminate, are exercised or are paid in full in accordance with the 2008 Plan provisions and any award agreement. As of June 22, 2018, Eligible Exchange Options outstanding under the 2008 Plan were exercisable for approximately 136,034 shares of our common stock.  If 100% of Eligible Exchange Options were to be exchanged and Replacement Options granted in accordance with the exchange ratios set out above, the number of shares underlying such Replacement Options would be approximately 52,186 shares.

SUBJECT TO APPLICABLE LAW, NOTHING IN THIS DOCUMENT SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES.  THE TERMS OF YOUR EMPLOYMENT OR SERVICE WITH US REMAIN UNCHANGED.  WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY OR SERVICE UNTIL THE REPLACEMENT OPTION GRANT DATE OR AFTER THAT DATE.

Terms of Replacement Options

The Option Exchange is structured such that the type of options received by you will remain the same as the surrendered options.  In other words, Eligible Option Holders holding nonqualified stock options will receive Replacement Options in the form of nonqualified stock options and Eligible Option Holders holding incentive stock options will receive Replacement Options in the form of incentive stock options.  (See “Risk Factors” above and Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” for additional information.)

Exercise

Replacement Options will have a ten-year term beginning with the date of grant.  The Option Exchange is structured such that the vesting status of the Replacement Options will remain the same as the options surrendered in exchange.  All Eligible Exchange Options have fully vested.  Therefore, all Replacement Options will immediately vest to match the vesting status of the options surrendered in the Option Exchange.

Because your Replacement Options will be fully vested, you may exercise your Replacement Options at any time during the option’s ten-year term and within 90 days after the termination of your service with Good Times or any of our subsidiaries.  Your ability to exercise options following your termination of service may be restricted and will be subject to the terms and conditions of the 2018 Plan and the applicable award agreement.

U.S. Federal Income Tax Consequences of Options

You should refer to Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” for a discussion of material U.S. federal income tax consequences of the Replacement Options, as well as the consequences of accepting or rejecting this Offer.

Registration of Option Shares

The shares of common stock issuable upon exercise of the Replacement Options have been registered under the Securities Act of 1933, as amended ( the “Securities Act of 1933”) on a registration statement on Form S-8 filed with the SEC.  Unless you are considered an “affiliate” of Good Times (as defined under the Securities Act of 1933), you will be able to sell your option shares free of any transfer restrictions.  Affiliates may be able to sell their shares under SEC Rule 144 promulgated under the Securities Act of 1933.

Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan

The description of the 2018 Plan set forth herein is only a summary of some of the material provisions of the 2018 Plan, but is not complete. You are encouraged to consult the 2018 Plan and the Replacement Option award agreement for complete information about the terms of the Replacement Options, The 2018 Plan and the form of Replacement Option award agreement are attached hereto as Exhibits A and B.

Purpose

The purpose of the 2018 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the participants to those of the Company's shareholders, and by providing participants with an incentive for outstanding performance.  The 2018 Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of participants upon whose judgment, interest and special effort the success of the Company is substantially dependent.

Administration

The 2018 Plan will be administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee must be comprised of at least two independent members of the Board. Each Compensation Committee member must be a “non-employee director” as defined in Rule 16b-3 of the Securities Exchange Act and an “independent” director for purposes of the applicable NASDAQ Listing Rules. The Compensation Committee, by majority action, is authorized to interpret the 2018 Plan, to prescribe, amend, and rescind rules and regulations relating to the 2018 Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the 2018 Plan, to the extent they are not inconsistent with the 2018 Plan. The Compensation Committee may adopt rules and regulations as it deems necessary and advisable to administer the 2018 Plan, and correct any defects and reconcile any inconsistencies in the 2018 Plan or any award agreement.  In the case of awards made to non-employee directors, the Board, not the Compensation Committee, will administer the 2018 Plan.

Stock Subject to 2018 Plan

The total number of shares of common stock reserved under the 2018 Plan is 750,000. The number of shares reserved under the 2018 Plan will be reduced by one share of stock for each share subject to options and stock appreciation rights (“SARs”) and by two shares of stock for each share subject to awards other than options and SARs. Subject to the express provisions of the 2018 Plan, if any award granted under the 2018 Plan terminates, expires, or lapses for any reason, or is paid in cash, any stock subject to or surrendered for such award will again be stock available for the grant of an award under the 2018 Plan.  In the event that any shares are tendered or withheld to pay the exercise price of a stock-settled SAR or option (for example, through a broker-assisted “cashless” exercise of an option), then the shares so tendered or withheld shall be added to the shares available for grant under the 2018 Plan.  In the event that any shares are tendered or withheld to satisfy a tax withholding obligation arising in connection with an award, then the shares so tendered or withheld shall be added to the shares available for grant under the 2018 Plan. Shares subject to Eligible Exchange Options that are exchanged for Replacement Options and cancelled will not be added to the shares available for grant under the 2018 Plan.

Awards

The following types of awards may be granted pursuant to the 2018 Plan: incentive stock options, nonqualified stock options, SARs, restricted stock, restricted stock units, performance shares, performance units, stock grants and stock units.

Stock Options. The Compensation Committee may grant incentive stock options and nonqualified stock options under the 2018 Plan. Incentive stock options will be granted only to participants who are employees. The exercise price of all options granted under the 2018 Plan will be at least 100% of the fair market value of Company stock on the date granted and no option may be exercised more than ten (10) years from the date of grant. The Compensation Committee will determine how the exercise price of an option may be paid and the form of payment, including, without limitation, cash, shares of stock held for longer than six months (through actual tender or by attestation), any net-issuance arrangement or other property acceptable to the Compensation Committee (including broker-assisted “cashless exercise” arrangements), and how shares of stock will be delivered or deemed delivered to participants. A participant will have no rights as a shareholder with respect to options until the record date of the stock purchase. No dividend equivalents may be awarded in connection with any option granted under the 2018 Plan. No option may be repriced without the prior approval of the Company’s shareholders.

Change in Control

Subject to the provisions of the 2018 Plan or as otherwise provided in the award agreement, in the event of a Change in Control, unless otherwise specifically prohibited under law or by the rules and regulations of a national securities exchange or market on which the shares are listed or traded:

•	Any and all stock options and SARs granted shall be accelerated to become immediately exercisable in full;

•	Any period of restriction and other restrictions imposed on restricted stock or restricted stock units shall lapse, and restricted stock units shall be immediately settled and payable;

•
The target payout opportunities attainable under all outstanding awards of performance-restricted stock, performance-restricted stock units, performance shares and performance units shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the change in control;

•
The vesting of all awards denominated in shares of stock shall be accelerated as of the effective date of the change in control, and shall be paid out to participants within 30 days following the effective date of the change of control; and

•	To the extent permitted by Section 409A of the Code, awards denominated in cash shall be paid to participants in cash within 30 days following the effective date of the change in control.

Subject to certain conditions set forth in the 2018 Plan, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an award, cash settlement, or other payment shall occur with respect to any award if the Compensation Committee reasonably determines in good faith prior to the occurrence of a change in control that such award shall be honored or assumed, or new rights substituted therefor by any successor, all as described in the 2018 Plan.

For purposes of the 2018 Plan, the term Change in Control shall generally occur upon the occurrence of any one or more of the following events:

•	Any person acquires beneficial ownership, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's securities;

•
Within any 24-month period, the individuals who were directors of the Company at the beginning of such period (the “Incumbent Directors”) shall cease to constitute at least a majority of the directors or the board of any successor to the Company; provided, however, that any director elected or nominated for election to the board by a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for this purpose;

•
The shareholders approve a merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of the assets of the Company which is consummated (a “Corporate Event”), and immediately following the consummation of which the shareholders of the Company immediately prior to such Corporate Event do not hold, directly or indirectly, a majority of the voting power of: (a) in the case of a merger or consolidation, the surviving or resulting entity; (b) in the case of a share exchange, the acquiring entity; or (c) in the case of a division or a sale or other disposition of assets, each surviving, resulting or acquiring entity which, immediately following the relevant Corporate Event, holds more than 5% of the consolidated assets of the Company immediately prior to such Corporate Event; or

•	Any other event occurs which the Board declares to be a Change in Control.

Non-Transferability

Unless otherwise determined by the Compensation Committee, no award granted under the 2018 Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution or, if applicable, until the termination of any restricted or performance period as determined by the Compensation Committee.

Adjustment Provisions

If there is a change in the outstanding shares of stock because of a stock dividend or split, recapitalization, liquidation, merger, consolidation, combination, exchange of shares, or other similar corporate change, the aggregate number or class of shares of stock available under the 2018 Plan and subject to each outstanding award, and its stated exercise price or the basis upon which the award is measured, the performance targets or goals applicable to outstanding awards, or any other term of an award that is affected by the event shall be adjusted by the Compensation Committee. Moreover, in the event of such transaction or event, the Compensation Committee, in its discretion may provide in substitution for any or all outstanding awards under the 2018 Plan such alternative consideration (including cash) as it, in good faith, may determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced. Any adjustment to an incentive stock option shall be made consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”). Further, any adjustments made shall be made consistent with the requirements of Section 409A of the Code.

Clawback

Every award granted under the 2018 Plan is subject to potential forfeiture or recovery to the fullest extent called for by law, any applicable listing standard, or any current or future clawback policy that may be adopted by the Company from time to time, including, without limitation, any clawback policy adopted to comply with the final rules issued by the SEC and the final listing standards to be adopted by the NASDAQ Stock Market pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Amendment, Modification and Termination of 2018 Plan

Subject to the Board or Compensation Committee’s right to terminate, amend or modify the 2018 Plan at any time, the 2018 Plan will remain in effect until all awards issued under the 2018 Plan expire, terminate, are exercised or are paid in full in accordance with the 2018 Plan provisions and any award agreement. However, no award may be granted under the 2018 Plan after the tenth anniversary of the date the 2018 Plan is approved by the Company’s shareholders.

The Board or Compensation Committee has discretion to terminate, amend or modify the 2018 Plan at any time. Any such action of the Board is subject to the approval of the shareholders to the extent required by the 2018 Plan, law, regulation or the rules of any exchange on which Company stock is listed.  Except as otherwise provided in the 2018 Plan, neither the Board nor the Compensation Committee may do any of the following without shareholder approval: reduce the exercise price, or base value of any outstanding award, including any option or SAR; increase the number of shares available under the 2018 Plan; grant options or SARs with an exercise price or base value that is below fair market value of a share of Company stock on the grant date; reprice previously granted option SARs; cancel any option or SAR in exchange for cash or any other award or in exchange for any option or SAR with an exercise price that is less than the exercise price for the original option or SAR; extend the exercise period or term of any option or SAR beyond 10 years from the grant date; expand the types of awards available for grant under the 2018 Plan; or expand the class of individuals eligible to participate in the 2018 Plan.

Tax Withholding

The Company will have the power to withhold, or require a participant to remit to the Company, up to the maximum statutory amount necessary, in the applicable jurisdiction, to satisfy any federal, state, and local tax withholding requirements on any award under the 2018 Plan. To the extent that alternative methods of withholding are available under applicable laws, the Committee will have the power to choose among such methods.

IMPORTANT NOTE.  THE STATEMENTS IN THIS OFFER CONCERNING THE 2018 PLAN AND THE REPLACEMENT OPTIONS ARE MERELY A SUMMARY AND DO NOT PURPORT TO BE COMPLETE.  THE STATEMENTS ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, ALL PROVISIONS OF THE 2018 PLAN, WHICH IS ATTACHED HERETO AS EXHIBIT A, THE FORM OF REPLACEMENT OPTION AWARD AGREEMENT, WHICH IS ATTACHED HERETO AS EXHIBIT B, AND THE FORM OF STOCK OPTION GRANT NOTICE, WHICH IS ATTACHED HERETO AS EXHIBIT C.

9.	Information Concerning Good Times.

Good Times Restaurants Inc., a Nevada corporation formed on October 6, 1996, operates and franchises Good Times Burgers & Frozen Custard (“GTBFC” or “Good Times”) restaurants and Bad Daddy’s Burger Bar restaurants (“BDBB” or “Bad Daddy’s”).  Good Times Burgers & Frozen Custard and Bad Daddy’s Burger Bar are two distinctly different, yet complementary, restaurant concepts. Each is positioned as a high-quality brand within its respective segment of the industry.  Good Times is positioned at the upper end of the quick service restaurant segment and Bad Daddy’s is positioned at the upper end of the full service casual theme segment.

Our principal executive offices are located at 141 Union Boulevard #400, Lakewood, Colorado 80228, and our telephone number is (303) 384-1400.  Our principal website address is https://goodtimesburgers.com.  Information contained on our website does not constitute part of, and is not incorporated by reference into, this Offer to Exchange.

We have presented below a summary of our consolidated financial data.  The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended September 26, 2017 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2018, both of which are incorporated herein by reference.  The selected consolidated statements of earnings data for the fiscal years ended September 26, 2017 and September 27, 2016 and the selected consolidated balance sheet data as of September 26, 2017 and September 27, 2016 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended September 26, 2017.  The selected consolidated statements of earnings data for the fiscal quarters ended March 27, 2018 and March 28, 2017 and the selected consolidated balance sheet data as of September 26, 2017 and March 27, 2018 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2018.  Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Year Ended		Year to Date
	Sep 26, 2017	Sep 27, 2016	Mar 27, 2018	Mar 28, 2017
NET REVENUES:
Restaurant sales	$78,395	$63,716	$45,939	$34,463
Franchise royalties	685	723	330	331
Total net revenues	79,080	64,439	46,269	34,794
RESTAURANT OPERATING COSTS:
Food and packaging costs	24,900	20,236	14,321	10,769
Payroll and other employee benefit costs	28,274	22,098	16,921	12,670
Restaurant occupancy costs	5,759	4,893	3,428	2,723
Other restaurant operating costs	7,084	5,684	4,253	3,107
Preopening costs	2,588	1,695	1,073	918
Depreciation and amortization	2,897	2,222	1,728	1,333
Total restaurant operating costs	71,502	56,828	41,724	31,520

General and administrative costs	7,002	6,288	3,815	3,391
Advertising costs	1,694	1,540	1,022	843
Franchise costs	108	108	21	52
Asset impairment costs	219	0	72	0
Gain on restaurant asset sale	(23)	(25)	(17)	(11)

LOSS FROM OPERATIONS	(1,422)	(300)	(368)	(1,001)

Other Expenses:
Interest expense, net	(182)	(107)	(174)	(56)
Debt extinguishment costs	0	(57)	0	0
Other expense	(1)	(1)	0	0
Total other expenses, net	(183)	(165)	(174)	(56)

NET LOSS	$(1,605)	$(465)	$(542)	$(1,057)
Income attributable to non-controlling interests	$(650)	$(856)	(472)	(287)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(2,255)	$(1,321)	$(1,014)	$(1,344)

BASIC AND DILUTED LOSS PER SHARE:
Net loss attributable to Common Shareholders	$(.18)	$(.11)	$(.08)	$(.11)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic and Diluted	12,320,909	12,269,036	12,456,537	12,292,932

Good Times Restaurants Inc.
Consolidated Balance Sheet Data
(In thousands)

	Mar 27, 2018	Sept 26, 2017
Balance Sheet Data
Cash & cash equivalents	$3,875	$4,337
Current assets	5,633	6,066
Property and Equipment, net	30,372	29,690
Other assets	19,344	19,397
Total assets	$55,349	$55,153

Current liabilities, including capital lease obligations and long-term debt due within one year	$7,236	$6,916
Long-term debt due after one year	5,131	5,339
Other liabilities	6,506	5,614
Total liabilities	18,873	17,869
Stockholders’ equity	$36,476	$37,284

Ratio of Earnings to Fixed Charges.  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges.  For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and the cumulative effect of accounting change.  Fixed charges consist primarily of interest expense and the interest portion of rental expense.

	Two quarters Ended March 27, 2018	Fiscal Year Ended September 26, 2017	Fiscal Year Ended September 27, 2016
Ratio of Earnings to Fixed Charges:	*	*	*

*Earnings during the two quarters ended March 27, 2018, fiscal year ended September 26, 2017, and fiscal year ended September 27, 2016 were inadequate to cover fixed charges by $1,014,000, $2,255,000, and $1,321,000, respectively.

Book Value per Share.  We have provided book value per share for your reference, which is calculated as Stockholders Equity divided by shares outstanding as of the balance sheet date.

	March 27, 2018	September 26, 2017	September 27, 2016
Book Value per Share:	2.71	2.78	2.94

See “Additional Information” under Section 16 of the Offer to Exchange for instructions on how you can obtain copies of our SEC reports that contain our audited financial statements and unaudited financial data.

10.	Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities. Interests of our Directors, Officers and Affiliates

A list of our current directors and Executive Officers is attached to this Option Exchange as Schedule A.

As of June 20, 2018, our Executive Officers and directors as a group beneficially owned Eligible Exchange Options outstanding under our equity incentive plans to purchase a total of approximately 118,871 shares of our common stock.  This number represented approximately 87% of all Eligible Exchange Options outstanding under our equity incentive plans as of that date.

The following table sets forth the beneficial ownership of the Company’s officers and non-employee directors of Eligible Exchange Options outstanding, and the percentage of total options outstanding beneficially owned by them, as of June 20, 2018.  Unless otherwise noted, the address of each of the persons set forth below is 141 Union Boulevard #400, Lakewood, Colorado 80228.

Number and Terms of Eligible
Exchange Options Held (1)

Name	Number of Eligible Exchange Options	Percentage of Total Eligible Exchange Options
Board of Directors
Bailey, Geoffrey R	7,060	5.19
Board Total	7,060	5.19
Executive Officers
Hoback, Boyd Ervin	77,022	56.62
LeFever, Scott George	11,553	8.49
Knutson, Susan Mary	5,520	4.06
Executive Officers Total	94,095	69.17
Board and Officers Total	101,155	74.36

Securities Transactions and Agreements

During the past 60 days, our CEO and President, Boyd Hoback, acquired 3,610 shares of our common stock through open market purchases.  The Board has approved the grant of an estimated 39,191 Restricted Stock Units and 44,932 Incentive Stock Options, to be granted to Geoffrey Bailey, Boyd Hoback, Susan Knutson and Scott LeFever.  These options will be granted on June 27, 2018 and the exact number of Restricted Stock Units and Incentive Stock Options will be determined on that date based upon the closing price of the Company’s Common Stock as of the prior calendar day.

In addition, there have been no transactions in options to purchase our common stock or in our common stock that were effected during the past 60 days by Good Times, or to our knowledge, by any affiliate of Good Times.  For more detailed information on the beneficial ownership of our common stock, you can consult our definitive proxy statement for our 2018 annual meeting of shareholders, which we filed with the SEC on Schedule 14A on April 25, 2018.

Agreements between Good Times and any executive officer, director or person controlling Good Times with respect to any securities of the Company consists of a settlement agreement between the Company, Robert J Stetson, and Charles Jobson entered into on March 12, 2018 (the “Settlement Agreement”), and Employment Agreements with Boyd E. Hoback, Ryan M. Zink, Scott G. LeFever, and Susan M. Knutson. For more information on the Settlement Agreement, you can consult our Current Report, which we filed with the SEC on Form 8-K on March 13, 2018.

11.	Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer.

Options we acquire pursuant to this Offer will be cancelled on the Offer expiration date.

We account for share-based payments in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). Under ASC Topic 718, including the provisions of ASU 2017-09, we will recognize incremental compensation expense (or benefit), if any, resulting from the Replacement Options granted in the Option Exchange. This Option Exchange is intended to be materially “cost neutral” from an accounting standpoint.  To be cost neutral, the value of the stock options surrendered as calculated immediately prior to their surrender must be approximately equal to the value of the new stock options received by employees and directors in the Option Exchange.  We use the Black-Scholes option pricing model to estimate the fair value of all stock options granted to employees and directors and have used that model in constructing the provisions of the Option Exchange.  Note that the options (both those surrendered and those newly granted) will be valued on the date of the exchange and therefore some risk of incremental compensation expense does exist if there are significant fluctuations in the Company’s common stock price or other key inputs to the Black-Scholes option pricing model after the exchange ratios are finally calculated at the commencement of the Option Exchange.

The incremental compensation cost (benefit) will be measured as the excess (or deficit), if any, of the fair value of each award of Replacement Options granted to participants in exchange for surrendered Eligible Exchange Options, measured as of the date the Replacement Options are granted, over the fair value of the Eligible Exchange Options surrendered in exchange for the Replacement Options, measured immediately prior to the exchange. We expect that the compensation cost (benefit) associated with the Option Exchange will be immaterial.

12.	Agreements; Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and grant of Replacement Options as contemplated by this Offer.  If any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign is required for the acquisition or ownership of our options and a procedure for obtaining such approval is practically available, as contemplated herein, we presently contemplate that we will undertake commercially reasonable steps to obtain such approval or take such other action.  We are unable to predict whether we may in the future determine that we are required to delay the acceptance of options or not accept options for exchange pending the outcome of any such matter.  We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business.  Our obligation under this Offer to accept options tendered for exchange and to grant Replacement Options for options tendered as part of the exchange is subject to conditions, including the conditions described in Section 6 of the Offer to Exchange entitled “Conditions of this Offer”.

13.	Material U.S. Federal Income Tax Consequences.

CIRCULAR 230 DISCLAIMER: THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10).  THIS ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU.  YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of the material U.S. federal income tax consequences of the exchange of eligible options for Replacement Options pursuant to the Offer for those eligible employees and non-employee directors subject to U.S. federal income tax.  This discussion is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis.  This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees.  This summary does not address applicable state or local taxes to which you may be subject.

If you are a citizen or resident of, or are otherwise subject to the tax laws of, another country, or change your residence or citizenship during the term of this Offer, the information contained in this discussion may not be applicable to you.  You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the United States apply to your specific situation.

Based on U.S. federal income tax laws in effect on June 22, 2018, the Option Exchange should be treated as a non-taxable exchange for U.S. federal income tax purposes, and we and our participating Eligible Option Holders should recognize no income for U.S. federal income tax purposes upon the surrender of Eligible Exchange Options and grant of Replacement Options.

Upon exercise of a Replacement Option that is a non-qualified stock option, the Eligible Option Holder will recognize ordinary taxable income in an amount equal to the difference between the exercise price paid and the fair market value of the stock on the date of exercise. Subject to the deduction limitations of Section 162(m) of the Code, the Company will be entitled to a concurrent income tax deduction equal to the ordinary income recognized by the Eligible Option Holder.

An Eligible Option Holder who is granted an incentive stock option will not recognize taxable income at the time of exercise. However, the excess of the acquired stock’s fair market value over the exercise price could be subject to the alternative minimum tax in the year of exercise. If stock acquired upon exercise of the incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the sales price and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any income tax deduction. If the holding period requirements are not met, the tax consequences described above for non-qualified stock options will apply.

IF YOU RESIDE OUTSIDE THE UNITED STATES THE INFORMATION CONTAINED IN THIS SECTION MAY NOT BE APPLICABLE TO YOU.  YOU ARE ADVISED TO CONSULT WITH AN APPROPRIATE PROFESSIONAL ADVISOR AS TO HOW LOCAL TAX OR OTHER LAWS OF YOUR COUNTRY OF RESIDENCE APPLY TO YOUR SPECIFIC SITUATION.

PLEASE NOTE THAT TAX LAWS CHANGE FREQUENTLY AND VARY WITH INDIVIDUAL CIRCUMSTANCES AND INDIVIDUAL FOREIGN JURISDICTIONS.  PLEASE CONSULT A TAX ADVISOR TO DETERMINE THE TAX CONSIDERATIONS RELEVANT TO YOUR PARTICIPATION IN THIS OFFER.

14.	Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 of the Offer to Exchange entitled “Conditions of this Offer” has occurred or is deemed by us to have occurred, and regardless whether any such extension will cause Eligible Exchange Options that are incentive stock options to be replaced with Replacement Options that will be treated as nonqualified stock options, to extend the period of time during which this Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such extension to the option holders eligible to participate in the exchange or making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, before the Offer expiration date, to terminate or amend this Offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination, amendment or postponement to the option holders eligible to participate in the exchange and making a public announcement thereof.  We will return the options elected for exchange promptly after termination or withdrawal of the Offer to Exchange.

If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we may extend this Offer.  Except for a change in price or a change in percentage of securities sought, the amount of time by which we would extend this Offer following a material change in the terms of this Offer or information concerning this Offer will depend on the facts and circumstances, including the relative materiality of such terms or information.  If we decide to take any of the following actions, we will notify you of such action in writing after the date of such notice:

(a)          we increase or decrease the amount of consideration offered for the options;

(b)          we decrease the number of options eligible to be elected for exchange in this Offer; or

(c)          we increase the number of options eligible to be elected for exchange in this Offer;

and if this Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth U.S. business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 14 of this Offer, we will extend this Offer so that this Offer is open at least ten U.S. business days following the giving of notice.

If we extend the period of time during which the Offer is open, terminate the Offer to Exchange or otherwise materially revise the Offer, we will file an amendment to the Form TO that we filed on June 22, 2018 with the SEC in connection with this Offer to Exchange to give notice of such extension, termination or change.

15.	Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this Offer.

16.	Additional Information.

We recommend that, in addition to this Offer to Exchange and the Terms of Election, you review the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

(a)          Good Times’s Annual Report on Form 10-K for the period ended September 26, 2017, filed with the SEC on December 22, 2017.

(b)          Good Times’ Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders, filed with the SEC on April 25, 2018.

(c)          Good Times’ Quarterly Reports on Form 10-Q for the period ended March 27, 2018, filed with the SEC on May 11, 2018, and Form 10-Q for the period ended December 26, 2017, filed with the SEC on February 9, 2018.

(d)          Good Times’ Current Reports on Form 8-K filed with the SEC on February 1, 2018, March 13, 2018, April 3, 2018, April 17, 2018, May 10, 2018, May 30, 2018 and June 11, 2018, except as to any portion of such reports furnished under current Items 2.01 or 7.01 on Form 8-K that is not deemed filed under such provisions.

(e)          the description of Good Times’ common stock included in Good Times’ Registration Statement on Form S-8, filed with the SEC on May 22, 2018, including any amendments or reports we file or have filed for the purpose of updating that description.

(f)           Good Times’ Tender Offer Statement on Form TO filed with the SEC on June 22, of which this document is a part.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined at, and copies may be obtained from, the SEC public reference rooms located at:

100 F Street, N.E.
 Washington, D.C. 20549

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov.

We will also provide, without charge, to each person to whom a copy of this Option Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).  Requests should be directed to:

Good Times Restaurants Inc.
Attention: Secretary
141 Union Boulevard #400
 Lakewood, Colorado 80228

or by telephoning us at (303) 384-1400.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another.  If you find inconsistencies between the documents, or between a document and this Option Exchange, you should rely on the statements made in the most recent document.

The information contained in this Option Exchange about Good Times should be read together with the information contained in the documents to which we have referred you.

17.	Miscellaneous.

This Option Exchange and our SEC reports referred to above include “forward-looking statements.” These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other comparable terminology.  These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  These factors include, among other things, those listed in our most recently filed report on Form 10-K or Form 10-Q.

The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this Offer.

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.  If we become aware of any jurisdiction where the making of this Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law.  If, after such good faith effort, we cannot comply with such law, this Offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM EXCHANGING YOUR OPTIONS PURSUANT TO THIS OFFER.  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU.  WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION FORM.  IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Good Times Restaurants Inc.
 June 22, 2018

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
 OF GOOD TIMES RESTAURANTS INC.

The directors and executive officers of Good Times and their positions and offices as of June 22, 2018 are set forth in the following table:

NAME	POSITIONS AND OFFICES HELD
Geoffrey R. Bailey	Chairman of the Board
Charles Jobson	Director
Jason S. Maceda	Director
Robert J. Stetson	Director
Boyd E. Hoback	President and Chief Executive Officer, Director
Ryan M. Zink	Chief Financial Officer
Susan M. Knutson	Controller
Scott G. LeFever	Vice President of Operations

The address of each director and executive officer is:  c/o Good Times, 141 Union Boulevard #400, Lakewood, Colorado 80228.

Schedule A

Exhibit A

2018 OMNIBUS EQUITY INCENTIVE PLAN

See Exhibit (d)(3)

Exhibit B

Form of Replacement Option Award Agreement

See Exhibit (d)(1)

Exhibit C

Form of Stock Option Grant Notice

See Exhibit (d)(2)

EXHIBIT (a)(1)(ii)

TO ALL ELIGIBLE EXCHANGE OPTION HOLDERS FROM GOOD TIMES RESTAURANTS INC.

Attached please find the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Lesser Number of Replacement Options Exercisable at a Lower Price dated June 22, 2018.

If you have any questions, contact Christi Pennington at (303) 384-1440 or by email at christi@gtrestaurants.com.

EXHIBIT (a)(1)(iii)

GOOD TIMES RESTAURANTS INC.

ELECTION FORM

RE: TENDER OF ELIGIBLE EXCHANGE OPTIONS PURSUANT TO THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS EXERCISABLE AT A LOWER PRICE

THE OFFER EXPIRES AT 5:00 P.M. MOUNTAIN TIME ON JULY 23, 2018,
UNLESS THE OFFER IS EXTENDED

Name:

Before making your election, please make sure you have received, read and understand the documents that make up this Offer, including: (1) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated June 22, 2018, as amended (the “Offer to Exchange”); (2) this Election Form, including the list of your eligible options below; (3) the Terms of Election; (4) the 2018 Omnibus Equity Incentive Plan; and (5) the form of stock option grant notice under the 2018 Plan (collectively, the “Offer Documents”). The Offer is subject to the terms of the Offer Documents as they may be amended. The Offer provides employees and non-employee directors who hold Eligible Exchange Options the opportunity to exchange these options for new replacement options as set forth in Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date.” This Offer expires at 5:00 P.M. Mountain Time on July 23, 2018, unless extended. Defined terms used in this election form without definition will have the meanings given to such terms in the Offer to Exchange.

You may access the Offer Documents through the U.S. Securities and Exchange Commission’s website at: http://www.sec.gov, by emailing rzink@gtrestaurants.com, or by calling (303) 384-1400. Copies will be provided promptly at our expense.

Details on your Eligible Exchange Options are set forth in the table below.

Type	Grant Date	Exercise Price	Total Shares	Shares Vested	Exchange Ratio	Exchange Entire Eligible Option
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No

To elect to exchange or withdraw your Eligible Options, complete the table above. If you do not complete the requested information and clearly mark the applicable box, your attempted election or withdrawal will not be valid.

In accordance with the terms outlined in the Offer Documents, if you elect to exchange your Eligible Exchange Options, you will receive new replacement options as determined in accordance with the Offer Documents using the exchange ratios set forth in the Offer Documents (rounded down to the nearest whole number with respect to each new replacement option on a grant-by-grant basis), as described in Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date.”

Please note that you may withdraw your election by submitting a new properly completed and signed election form prior to the Offer expiration date, which will be 5:00 P.M. Mountain Time on July 23, 2018, unless we extend the Offer.

BY PARTICIPATING, YOU AGREE TO ALL TERMS AND CONDITIONS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS. YOU WILL LOSE YOUR RIGHTS TO ALL EXCHANGED OPTIONS THAT ARE CANCELLED UNDER THE OFFER AND EXCHANGED FOR NEW REPLACEMENT OPTIONS.

Your signature and submission of this election form indicates that you have read and agreed to the Terms of Election and the Offer to Exchange.

(Signature of Optionee or Authorized Signatory)

(Optionee’s Name, please print in full)

Date:                     , 2018

Address:

Email address:

EMAIL A COPY OF THIS ENTIRE ELECTION FORM TO RZINK@GTRESTAURANTS.COM, FAX THIS ENTIRE ELECTION FORM TO (303) 273-0177, OR SUBMIT THIS ENTIRE ELECTION FORM BY FEDERAL EXPRESS (OR SIMILAR DELIVERY SERVICE) OR A HAND DELIVERY SERVICE TO 141 UNION BOULEVARD #400, LAKEWOOD, COLORADO 80228, NO LATER THAN 5:00 P.M. MOUNTAIN TIME ON JULY 23, 2018.

EXHIBIT (a)(1)(iv)

GOOD TIMES RESTAURANTS INC.

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE ATTACHED OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS EXERCISABLE AT A LOWER PRICE, DATED JUNE 22, 2018 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form by 5:00 P.M. Mountain Time on or before July 23, 2018 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed paper Election Form prior to the Offer expiration date, which will be 5:00 P.M. Mountain Time on July 23, 2018, unless we extend the Offer.

By electing to exchange your Eligible Exchange Options, you understand and agree to all of the following:

1. You hereby agree to (i) accept the grant by Good Times of your Eligible Exchange Options indicated on your Election Form, to the extent not previously accepted and (ii) exchange your Eligible Exchange Options indicated on your Election Form for replacement options as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which you hereby acknowledge receipt. Each Eligible Exchange Option indicated on your election will be cancelled on the replacement option grant date. Any replacement options will be granted to you on July 23, 2018, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer.

2. The Offer is currently set to expire at 5:00 P.M. Mountain Time on July 23, 2018, unless Good Times, in its discretion, extends the period of time during which the Offer will remain open.

3. If you cease to be an active employee or non-employee director of Good Times or its subsidiaries before the expiration of the Offer, you will not receive any new replacement options. Instead, you will keep your current Eligible Exchange Options and they can be exercised or will expire in accordance with their terms.

4. Until 5:00 P.M. Mountain Time on July 23, 2018, you will have the right to withdraw or change the election that you have made with respect to all of your Eligible Exchange Options. HOWEVER, AFTER THAT TIME YOU WILL HAVE NO ABILITY TO CHANGE YOUR ELECTION. The last properly submitted election received by Good Times prior to the expiration of the Offer shall be binding.

5. The tender of your Eligible Exchange Options will constitute your acceptance of all of the terms and conditions of the Offer. Acceptance by Good Times of your Eligible Exchange Options pursuant to the Offer will constitute a binding agreement between Good Times and you upon the terms and subject to the conditions of the Offer.

6. You are the registered holder of the Eligible Exchange Options tendered hereby, and your name and other information appearing on the election are true and correct.

7. You are not required to tender some or all of your Eligible Exchange options pursuant to the Offer.

8. GOOD TIMES CANNOT GIVE YOU LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND YOU HAVE BEEN ADVISED TO CONSULT WITH YOUR PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, Good Times may terminate or amend the Offer and postpone its acceptance of the Eligible Exchange Options you have elected to exchange. Should the Eligible Exchange Options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. You understand that: (i) the value of any shares of Good Times common stock obtained upon exercise of the replacement options granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of your employment contract, if any; and (ii) the replacement options and the shares acquired upon exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. You understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of your employment with Good Times or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and you irrevocably release Good Times and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.

12. Regardless of any action that Good Times or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange, the replacement options (“Tax-Related Items”), you understand that the ultimate liability for all Tax-Related Items is and remains your sole responsibility and may exceed the amount actually withheld by Good Times or its subsidiaries, if any. You further acknowledge that Good Times and/or its subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the replacement options including, but not limited to, the exchange of Eligible Exchange Options, grant, vesting of the replacement options, the issuance of shares of Good Times common stock upon vesting of the replacement options or the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new replacement options to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement options and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that Good Times and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, you authorize Good Times and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by you pursuant to the terms of your new stock option agreement and the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”).

You understand that none of the officers or employees of Good Times, the Board of Directors of Good Times or the Compensation Committee of the Board of Directors of Good Times is making any recommendation as to whether you should exchange or refrain from exchanging your Eligible Exchange Options, and that you must make your own decision whether to tender your Eligible Exchange Options, taking into account your own personal circumstances and preferences. You understand that the new replacement options may decline in value. You further understand that past and current market prices of Good Times common stock may provide little or no basis for predicting what the market price of Good Times common stock will be in the event you elect to exchange your Eligible Exchange Options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2018 Plan and (4) the form of stock option grant notice under the 2018 Plan.

EXHIBIT (d)(1)

GOOD TIMES RESTAURANTS INC.

STOCK OPTION AWARD AGREEMENT
UNDER THE 2018 OMNIBUS EQUITY INCENTIVE PLAN

Pursuant to this Stock Option Award Agreement (this “Agreement”) under the Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan (the “Plan”) and the related Stock Option Grant Notice (the “Grant Notice”) to which this Agreement is attached, Good Times Restaurants Inc., a Nevada corporation (the “Company”), has granted the Optionee identified in the Grant Notice an Option to purchase the number of Shares of Stock indicated in the Grant Notice at the Exercise Price indicated in the Grant Notice.

This Option is granted in connection with and in furtherance of the Plan, which is a compensatory benefit plan for the Company’s Employees (including officers), Non-Employee Directors and Consultants. All capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Plan or the Grant Notice.

The details of the Option are as follows:

1.             Grant of Option. Subject to the terms of this Agreement and Section 7 of the Plan, the Company grants to Optionee the right and option to purchase from the Company all or any part of the aggregate number of shares of Stock specified in the Grant Notice (“Option”).

2.             Exercise Price. The exercise price under this Agreement is the exercise price per share of Stock specified in the Grant Notice, as determined by the Committee, which shall not be less than the Fair Market Value of a share of Stock on the Date of Grant.

3.             Vesting.  Subject to the limitations contained herein, the Option will vest as set forth in the Grant Notice, provided that vesting will cease upon the termination of Optionee’s continuous employment (or in the case of a Non-Employee Director, continuous service).

4.             Method of Payment.  This Option may be exercised in whole or in part at any time after it vests by delivery of a written notice of exercise (the form of which shall be prescribed by the Company) and payment of the exercise price.  The exercise price may be paid in cash, or shares of Stock held for longer than six (6) months (through actual tender or by attestation), or such other method permitted by the Committee (including broker-assisted “cashless exercise” arrangements) and communicated to the Optionee before the date the Optionee exercises the Option.

5.             Whole Shares. The Option may only be exercised for whole Shares.

6.             Securities Law Compliance.  Notwithstanding anything to the contrary contained herein, the Option may not be exercised unless the Shares issuable upon exercise of the Option are then registered under the Securities Act of 1933 or, if such Shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act of 1933.

7.             Term.  The term of the Option commences on the Date of Grant and expires upon the earliest of:

(a)	the Expiration Date indicated in the Grant Notice;

(b)	ten (10) years from the Date of Grant;

(c)	twelve (12) months after the termination of Optionee’s continuous status as an Employee or a Non-Employee Director due to death or Disability; or

(d)	immediately upon the termination of the Optionee’s continuous status as an Employee or a Non-Employee Director for any other reason.

6.             Exercise.

(a)          By exercising the Option, Optionee agrees that as a condition to any exercise of Option, and in accordance with Section 14 of the Plan, the Company may require satisfaction of any federal, state, and local tax withholding requirements on any Award under the Plan by: (1) directing the Company to withhold shares of Stock to which the Optionee is entitled pursuant to the Award in an amount necessary to satisfy the Company’s applicable federal, state, local or foreign income and employment tax withholding obligations with respect to such Optionee; (2) tendering previously-owned shares of Stock held by the Optionee for six (6) months or longer to satisfy the Company’s applicable federal, state, local, or foreign income and employment tax withholding obligations with respect to the Optionee; (3) a broker-assisted “cashless” transaction; or (4) personal check or other cash equivalent acceptable to the Company.

(b)          By exercising the Option, Optionee will notify the Company in writing within 15 days after the date of any disqualifying disposition of any of the Shares issued upon exercise of an Incentive Stock Option that occurs within two (2) years after the date of Option grant or within one year after such Shares are issued upon exercise of Option.

7.             Nontransferability.  The Options granted by this Agreement shall not be transferable by the Optionee or any other person claiming through the Optionee, either voluntarily or involuntarily, except by will or the laws of descent and distribution or as otherwise provided by the Committee pursuant to the Plan.

8.             Notices.  Any notices provided for in the Option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company, upon delivery by electronic mail, fax or other electronic transmission, addressed to the Optionee’s last known address.

9.             Administration.  This Agreement shall at all times be subject to the terms and conditions of the Plan and the Plan shall in all respects be administered by the Committee in accordance with the terms of and as provided in the Plan.  The Committee shall have the sole and complete discretion with respect to all matters reserved to it by the Plan and decisions of the Committee with respect thereto and to this Agreement shall be final and binding upon the Optionee and the Company.  In the event of any conflict between the terms and conditions of this Agreement and the Plan, the provisions of the Plan shall control.

10.           Amendment.  Except as otherwise provided in the Plan, this Agreement may be amended only by a written agreement executed by the Company and the Optionee.  The provisions of this Agreement may not be waived or modified unless such waiver or modification is in writing and signed by a representative of the Committee.

11.           Clawback.  Pursuant to Section 12.7 of the Plan, every Award issued pursuant to the Plan is subject to potential forfeiture or “clawback” to the fullest extent called for by applicable federal or state law or any policy of the Company.  By accepting this Award, Optionee agrees to be bound by, and comply with, the terms of any such forfeiture or “clawback” provision imposed by applicable federal or state law or prescribed by any policy of the Company.

12.           Adjustments.  The number of shares of Stock issued to Optionee pursuant to this Agreement shall be adjusted by the Committee pursuant to Section 5.4 of the Plan, in its discretion, in the event of a change in the Company’s capital structure.

13.           No Right to Continued Employment (or Service).  This Agreement shall not be construed to confer upon the Optionee any right to continue employment (or service) with the Company and shall not limit the right of the Company, in its sole and absolute discretion, to terminate Optionee’s employment (or service) at any time.

14.           No Shareholders Rights.  The Optionee will have no voting rights or any other rights as a shareholder of the Company with respect to the Option until the Company issues the stock certificates representing the shares of Stock underlying the Option.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Option Award Agreement as of the_____ day of _________________, _______.

COMPANY:	OPTIONEE:

GOOD TIMES RESTAURANTS INC.,
a Nevada corporation

By:
Ryan M. Zink, Chief Financial Officer	NAME

Date signed:	Date signed:

The Optionee whose signature appears above:

(a)          Acknowledges receipt of the foregoing Option and understands that all rights and liabilities with respect to this Option are set forth in the Stock Option Award Agreement, related Stock Option Grant Notice and the Plan; and

(b)          Acknowledges that as of the Date of Grant of this Option, the Option sets forth the entire understanding between the Optionee and the Company and its Affiliates regarding the acquisition of Shares in the Company and supersedes all prior oral and written agreements on that subject with respect to the subject matter described herein.

NONE _________________
(Initial)

OTHER

EXHIBIT (d)(2)

STOCK OPTION GRANT NOTICE
UNDER THE 2018 OMNIBUS EQUITY INCENTIVE PLAN

Good Times Restaurants Inc., a Nevada corporation (the “Company”), pursuant to the Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan (the “Plan”), hereby grants to the Optionee named below (the “Optionee”) an Option to purchase the number of Shares set forth below.  This Option is subject to all of the terms and conditions set forth in the Plan, along with the other documents attached hereto, which are incorporated herein in their entirety.  All capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Optionee:
Date of Grant:
Shares Subject to Option:
Exercise Price Per Share:
Expiration Date:

☐	Incentive Stock Option	☐	Nonqualified Stock Option

Vesting:  Subject to the provisions contained or incorporated by reference herein, and the Optionee’s continued employment with the Company or any Affiliate (or in the case of a Non-Employee Director, continued service on the Board), this Option shall vest and become exercisable with respect to 100% of the Shares subject to the Option on the vesting date set forth below (the “Vesting Date”). For the avoidance of doubt, prior to such Vesting Date, no portion of the Option shall become vested or exercisable.

Number of Shares	Vesting Date (Date of Earliest Exercise)

In addition, this Option may vest and become exercisable pursuant to the terms set forth in Section 11 of the Plan.

Payment of Exercise Price:  The exercise price for any Option shall be paid in cash or shares of Stock held for longer than six (6) months (through actual tender or by attestation or such other method permitted by the Committee (including broker-assisted “cashless exercise” arrangements) and communicated to the Optionee before the date the Optionee exercises the Option.

Additional Terms/Acknowledgments: The Optionee acknowledges receipt of, and understands and agrees to, this Grant Notice, the Stock Option Award Agreement attached hereto and the Plan.  The Optionee also acknowledges receipt of a prospectus for the Plan. The Optionee further acknowledges that as of the Date of Grant set forth above, this Grant Notice, the Stock Option Award Agreement and the Plan set forth the entire understanding between the Optionee and the Company regarding the acquisition of Stock pursuant to this Option and supersedes all prior oral and written agreements with respect to the subject matter described herein.

IN WITNESS WHEREOF, the Company and the Optionee have duly executed this Grant Notice, and this Grant Notice and the Stock Option Award Agreement immediately following shall be effective as of the Date of Grant set forth above.

GOOD TIMES RESTAURANTS INC., a Nevada corporation	OPTIONEE:

Boyd E. Hoback, President and CEO	Optionee

Date:	Date:

Attachments:
Stock Option Award Agreement
Prospectus
2018 Omnibus Equity Incentive Plan
Notice of Exercise

EXHIBIT (d)(3)

GOOD TIMES RESTAURANTS INC.
 2018 OMNIBUS EQUITY INCENTIVE PLAN

EFFECTIVE DATE: May 24, 2018
APPROVED BY SHAREHOLDERS: May 24, 2018
TERMINATION DATE: May 24, 2028

SECTION 1
ESTABLISHMENT, PURPOSE, EFFECTIVE DATE, EXPIRATION DATE

1.1          ESTABLISHMENT. Good Times Restaurants Inc., a Nevada corporation (the “Company”), hereby establishes the Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan (the “Plan”). The Plan will supersede and replace the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan (the “2008 Plan”) and all other Predecessor Plans; provided, that, the 2008 Plan and all Predecessor Plans shall remain in effect until all awards granted under the 2008 Plan and such Predecessor Plans have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms of such grants.

1.2          PURPOSE.  The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company's shareholders and by providing Participants with an incentive for outstanding performance.  The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of Participants upon whose judgment, interest and special effort the success of the Company is substantially dependent. To further these objectives, the Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Grants, Stock Units, Performance Shares and Performance Units.

1.3          EFFECTIVE DATE.  The Plan will become effective on the date it is approved by the shareholders at the Company’s 2018 Annual Meeting, which will be held on or around May 24, 2018 (the “Effective Date”).

1.4          EXPIRATION DATE. The Plan will expire on, and no Award may be granted under the Plan after, the tenth (10th) anniversary of the Effective Date (the “Expiration Date”).  Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

SECTION 2
GLOSSARY; CONSTRUCTION

2.1          GLOSSARY.  When a word or phrase appears in this Plan document with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase will generally be given the meaning ascribed to it in Section 1 or in the attached Glossary, which is incorporated into and is part of the Plan. All of these key terms are listed in the Glossary.  Whenever these key terms are used, they will be given the defined meaning unless a clearly different meaning is required by the context.

2.2          CONSTRUCTION.  The masculine gender, where appearing in the Plan, shall include the feminine gender (and vice versa), and the singular shall include the plural, unless the context clearly indicates to the contrary.  If any provision of this Plan is determined to be for any reason invalid or unenforceable, the remaining provisions shall continue in full force and effect.

SECTION 3
ELIGIBILITY AND PARTICIPATION

3.1          GENERAL ELIGIBILITY.  Persons eligible to participate in this Plan include all employees, officers, Non-Employee Directors of, and Consultants to, the Company or any Affiliate. Awards may also be granted to prospective employees or Non-Employee Directors but no portion of any such Award will vest, become exercisable, be issued, or become effective prior to the date on which such individual begins to provide services to the Company or its Affiliates.

3.2          ACTUAL PARTICIPATION. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards will be granted and will determine the nature and amount of each Award.

SECTION 4
ADMINISTRATION

4.1          GENERAL.  The Plan shall be administered by the Committee or, with respect to individuals who are Non-Employee Directors, the Board. All references in the Plan to the “Committee” shall refer to the Committee or Board, as applicable.  The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations as it may deem necessary or advisable to administer the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan.  Determinations, interpretations, or other actions made or taken by the Committee in good faith pursuant to the provisions of the Plan shall be final, binding and conclusive for all purposes of the Plan.

4.2          COMMITTEE RESPONSIBILITIES.  Subject to the provisions of the Plan, the Committee shall have the authority to: (a) designate the Participants who are entitled to receive Awards under the Plan; (b) determine the types of Awards and the times when Awards will be granted; (c) determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate; (d) determine the terms and conditions of any Award, including, but not limited to, the purchase price or exercise price or base value, the grant price, the period(s) during which such Awards shall be exercisable (whether in whole or in part); (e) establish any restrictions or limitations on the Award, any schedule for lapse of restrictions or limitations, and accelerations or waivers thereof, based in each case on such considerations as the Committee determines; (f) determine whether, to what extent, and in what circumstances an Award may be settled in, or the exercise price or purchase price of an Award may be paid in cash, Stock, or other Awards, or other property, or whether an Award may be cancelled, forfeited, exchanged or surrendered; (g) prescribe the form of each Award Agreement, which need not be the same for each Participant; (h) decide all other matters that must be determined in connection with an Award; (i) interpret the terms of, and determine any matter arising pursuant to, the Plan or any Award

Agreement; (j) make all other decisions or determinations that may be required pursuant to the Plan or an Award Agreement as the Committee deems necessary or advisable to administer the Plan, including, without limitation, establishing, adopting or revising any rules and regulations as it deems necessary or advisable to administer the Plan; and (k) correct any defects and reconcile any inconsistencies in the Plan or any Award Agreement. The Committee shall also have the authority to modify existing Awards to the extent that such modification is within the power and authority of the Committee as set forth in the Plan.  The foregoing list of powers is not intended to be complete or exclusive and, to the extent not contrary to the express provisions of the Plan, the Committee shall have such powers, whether or not expressly set forth in this Plan, that it may determine necessary or appropriate to administer the Plan.

4.3          DECISIONS FINAL.  The Committee’s interpretation of the Plan and any Award Agreement and all decisions and determinations by the Committee with respect to the Plan and the Award Agreements are final, binding and conclusive on all parties.  All authority of the Committee with respect to Awards issued pursuant to this Plan, including the authority to amend outstanding Awards, shall continue after the term of this Plan so long as any Award remains outstanding.  Any action authorized to be taken by the Committee pursuant to the Plan may be taken or not taken by the Committee as long as such action or decision not to act is not inconsistent with a provision of this Plan. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under the Plan.

4.4          DELEGATION.  The Committee may, in its discretion, delegate in writing, the power and authority to grant Awards (other than to employees who are or may become, upon hiring, employees subject to Section 16 of the Exchange Act) to expedite the hiring process or to retain talented employees.  The Committee’s delegation may be revoked or modified at any time.  Any such delegation must be consistent with applicable law and the NASDAQ Rules (or rules of any other exchange upon which the Stock is then traded) and shall be subject to such restrictions or limitations as may be imposed by the Committee and must, at a minimum, specify the total number of shares of Stock subject to such Awards and the vesting schedule applicable to such Awards.

SECTION 5
SHARES AVAILABLE FOR GRANT

5.1          NUMBER OF SHARES.  Subject to adjustment as provided in Section 5.4, the aggregate number of shares of Stock reserved and available for grant pursuant to the Plan shall be 750,000.  The shares of Stock delivered pursuant to any Award may consist, in whole or in part, of authorized but unissued Stock, treasury Stock not reserved for any other purposes, or Stock purchased on the open market.

5.2          SHARE COUNTING.  The following rules shall apply solely for purposes of determining the number of shares of Stock available for grant under the Plan at any given time:

(a)          The number of shares of Stock available for grant under this Plan shall be reduced by one share of Stock for each share subject to Option and Stock Appreciation Rights Awards granted under the Plan.

(b)          The number of shares of Stock available for grant under this Plan shall be reduced by two (2) shares of Stock for each share subject to Awards other than Option and Stock Appreciation Rights Awards granted under the Plan.

(c)          In the event any Award granted under the Plan is terminated, expired, forfeited, or cancelled for any reason, the number of shares of Stock subject to such Award, to the extent of any such termination, expiration, forfeiture, or cancellation, will again be available for grant under the Plan.

(d)          If shares of Stock are not delivered in connection with an Award because the Award is settled in cash rather than in Stock, no shares of Stock shall be counted against the limit set forth in Section 5.1.  If an Award may be settled in cash or Stock, the rules set forth in Section 5.2(a) or (b), as applicable, shall apply until the Award is settled, at which time, if the Award is settled in cash, the underlying shares of Stock will be added back to the shares available for grant pursuant to Section 5.1.

(e)          In the event that any shares of Stock are tendered or withheld to pay the exercise price of a stock-settled SAR or an Option (for example, through a broker-assisted “cashless” exercise of an Option), then in each such case the shares of Stock so tendered or withheld shall be added back to the shares available for grant pursuant to Section 5.1.

(f)          In the event that any shares of Stock are tendered or withheld to satisfy a tax withholding obligation arising in connection with an Award, then in each such case the shares of Stock so tendered or withheld shall be added back to the shares available for grant pursuant to Section 5.1.

(g)          If the provisions of this Section 5.2 are inconsistent with the requirements of any regulations issued pursuant to Section 422 of the Code, the provisions of such regulations shall control over the provisions of this Section 5.2, but only as this Section 5.2 relates to Incentive Stock Options.

(h)          The Committee may adopt such other reasonable rules and procedures as it deems to be appropriate for determining the number of shares of Stock that are available for grant under Section 5.1.

5.3          AWARD LIMITS.  Notwithstanding any other provision in the Plan, and subject to adjustment as provided in Section 5.4:

(a)          The maximum number of shares of Stock that may be issued as Incentive Stock Options under the Plan shall be the same numeric limit set forth in Section 5.1.

(b)          The maximum number of shares of Stock that may be granted to any one Participant during any one fiscal year with respect to one or more Awards shall be 100,000.

(c)          The sum of the total cash compensation earned and paid and the aggregate grant date fair value (calculated as of the Date of Grant in accordance with applicable accounting rules) of shares of Stock subject to Awards granted to any one Participant who is a Non-Employee Director during any one fiscal year shall not exceed $250,000. For the avoidance of doubt, if a Non-Employee Director serves the Company in more than one capacity during any one fiscal year, the total compensation limit described in this Section 5.3(c) shall only apply to the compensation paid for services performed as a Non-Employee Director.  To the extent any Non-Employee Director compensation is deferred, it shall be counted toward this total compensation limit for the year in which the compensation was first earned or granted.

5.4          ADJUSTMENT IN CAPITALIZATION.  In the event of any change in the outstanding shares of Stock by reason of a Stock dividend or split, recapitalization, liquidation, merger, consolidation, combination, exchange of shares, or other similar corporate change or event in respect of the Stock, the Committee shall make a proportionate adjustment in: (a) the number and class of shares of Stock made available for grant pursuant to Section 5.1; (b) the number of shares of Stock set forth in Section 5.3 and any other similar numeric or share-based limit expressed in the Plan; (c) the number and class of and/or price of shares of Stock subject to then outstanding Awards; (d) the performance targets or other goals applicable to any outstanding Awards; or (e) any other terms of an Award that are affected by the event. Moreover, in the event of any such transaction, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards such alternative consideration (including cash) as it, in good faith, may determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. Any action taken pursuant to this Section 5.4 shall be taken in a manner consistent with the requirements of Section 409A of the Code and, in the case of Incentive Stock Options, in accordance with the requirements of Section 424(a) of the Code.

5.5          FRACTIONAL SHARES. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award Agreement.  Unless the Committee specifies otherwise in the Award Agreement, or pursuant to any policy adopted by the Committee, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated. In the event of adjustment as provided in Section 5.4 or the issuance of replacement awards as provided in Section 5.5, the total number of shares of Stock subject to any affected Award shall always be a whole number by rounding any fractional share to the nearest whole share.

SECTION 6
STOCK OPTIONS

6.1          OPTIONS. Subject to the terms and provisions of the Plan the Committee, at any time and from time to time, may grant Options to one or more Participants upon such terms and conditions and in such amounts, as shall be determined by the Committee. Options are also subject to the following additional terms and conditions:

(a)          Exercise Price.  No Option shall be granted at an exercise price that is less than the Fair Market Value of one share of Stock on the Date of Grant.

(b)          Exercise of Option.  Options shall be exercisable at such times and in such manner, and shall be subject to such restrictions or conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

(c)          Term of Option.  Each Option shall expire at such time as determined by the Committee; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary of the Date of Grant.

(d)          Payment.  The exercise price for any Option shall be paid in cash or shares of Stock held for longer than six (6) months (through actual tender or by attestation).  In the Award Agreement, the Committee also may prescribe other methods by which the exercise price of an Option may be paid and the form of payment including, without limitation, any net-issuance arrangement or other property acceptable to the Committee (including broker-assisted “cashless exercise” arrangements), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. The Committee, in consideration of applicable accounting standards and applicable law, may waive the six (6) month share holding period described in the first sentence of this paragraph (d) in the event payment of an Option is made through the tendering of shares.

(e)          Repricing of Options.  Notwithstanding any other provision in the Plan to the contrary, without approval of the Company’s shareholders, an Option may not be amended, modified or repriced to reduce the exercise price after the Date of Grant.  Except as otherwise provided in Section 5.4 with respect to an adjustment in capitalization, an Option also may not be surrendered in consideration of or exchanged for cash, other Awards or a new Option having an exercise price below the exercise price of the Option being surrendered or exchanged.

(f)          Nontransferability of Options.  No Option may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, all Options granted to a Participant shall be exercisable during his or her lifetime only by such Participant or his or her legal representative.  Notwithstanding the foregoing, the Committee may, in its discretion, permit the transfer of an Option to a Family Member, trust or partnership, or to a charitable organization, provided that no value or consideration is received by the Participant with respect to such transfer.

(g)          No Dividend Equivalents.  No dividend equivalents may be awarded in connection with any Option granted under the Plan.

6.2          INCENTIVE STOCK OPTIONS.  Incentive Stock Options shall be granted only to Participants who are employees and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 6.2:

(a)          Exercise Price.  Subject to Section 6.2(e), the exercise price per share of Stock granted pursuant to any Incentive Stock Option shall be set by the Committee, provided that the exercise price for any Incentive Stock Option shall not be less than the Fair Market Value of one share of Stock as of the Date of Grant.

(b)          Term of Incentive Stock Option.  In no event may any Incentive Stock Option be exercisable for more than ten (10) years from the Date of Grant.

(c)          Lapse of Option.  An Incentive Stock Option shall lapse in the following circumstances:

(i)          The Incentive Stock Option shall lapse ten (10) years from the Date of Grant, unless an earlier time is set forth in the Award Agreement;

(ii)         The Incentive Stock Option shall lapse upon a termination of employment for any reason other than the Participant’s death or Disability, unless otherwise provided in the Award Agreement; and

(iii)       If the Participant incurs a termination of employment on account of Disability or death before the Option lapses pursuant to paragraph (i) or (ii) above, the Incentive Stock Option shall lapse, unless it is previously exercised, on the earlier of: (a) the scheduled termination date of the Option; or (b) twelve (12) months after the date of the Participant’s termination of employment on account of death or Disability.  Upon the Participant’s death or Disability, any Incentive Stock Options exercisable at the Participant’s death or Disability may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament in the case of death, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(d)          Individual Dollar Limitation. The aggregate fair market value (determined as of the time an Award is made and in accordance with Section 422 of the Code) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any one calendar year may not exceed $100,000 or such other limitation as may then be imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(e)          Ten Percent Owners.  An Incentive Stock Option may be granted to any employee who, at the Date of Grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the Date of Grant and the Option is exercisable for no more than five (5) years from the Date of Grant.

(f)          Right to Exercise.  Except as provided in Section 6.2(c)(iii), an Incentive Stock Option may be exercised only by the Participant during the Participant’s lifetime.

(g)          Limitation on Number of Shares Subject to Awards. In accordance with Section 5.3(a), but subject to adjustment as provided in Section 5.4, the maximum number of shares of Stock that may be issued as Incentive Stock Options under the Plan shall be the same numeric limit set forth in Section 5.1.

(h)          Notice of Disqualifying Disposition. By accepting an Incentive Stock Option, each Participant agrees to notify the Company if the Participant disposes of any shares of Stock subject to the Option in a “disqualifying disposition” as described in Section 422 of the Code. Such notice must be provided within fifteen (15) days following the date of the disqualifying disposition and must include the date or dates of the disposition, the number of shares of Stock subject to the disposition, and the consideration received, if any, for the shares of Stock.

SECTION 7
STOCK APPRECIATION RIGHTS

7.1          STOCK APPRECIATION RIGHTS.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant SARs to one or more Participants upon such terms and conditions and in such amounts, as shall be determined by the Committee. SARs are also subject to the following additional terms and conditions:

(a)          Base Value.  No SAR shall be granted at a base value that is less than the Fair Market Value of one share of Stock on the Date of Grant.

(b)          Exercise of SARs.  SARs shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall, in each instance approve, which need not be the same for all Participants.

(c)          Term of SARs.  Each SAR shall expire at such time as determined by the Committee; provided, however, that no SAR shall be exercisable later than the tenth (10th) anniversary the Date of Grant.

(d)          Payment of SAR Amount.  Upon the exercise of a SAR, the Participant shall be entitled to receive an amount determined by multiplying: (i) the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise, over the base value fixed by the Committee on the Date of Grant; by (ii) the number of shares with respect to which the SAR is exercised. Payment for SARs shall be made in the manner and at the time specified by the Committee in the Award Agreement. At the discretion of the Committee, the Award Agreement may provide for payment of SARs in cash, shares of Stock of equivalent value, or in a combination thereof.

(e)          Repricing of SARs.  Notwithstanding any other provision in the Plan to the contrary, without approval of the Company’s shareholders, a SAR may not be amended, modified or repriced to reduce the base value after the Date of Grant. Except as otherwise provided in Section 5.4 with respect to an adjustment in capitalization, a SAR also may not be surrendered in consideration of or exchanged for cash, other Awards or a new SAR having a base value below the base value of the SAR being surrendered or exchanged.

(f)          Nontransferability of SARs.  No SAR may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, all SARs granted to a Participant shall be exercisable during his or her lifetime only by such Participant or his or her legal representative.  Notwithstanding the foregoing, the Committee may, in its discretion, permit the transfer of a SAR to a Family Member, trust or partnership, or to a charitable organization, provided that no value or consideration is received by the Participant with respect to such transfer.

(g)          No Dividend Equivalents.  No dividend equivalents may be awarded in connection with any SAR granted under the Plan.

SECTION 8
RESTRICTED STOCK AND RESTRICTED STOCK UNITS

8.1          RESTRICTED STOCK.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee. Restricted Stock Awards are also subject to the following additional terms and conditions:

(a)          Issuance and Restrictions.  Restricted Stock shall be subject to such conditions and/or restrictions as the Committee may impose (including, without limitation, limitations on transferability, the right to receive dividends, or the right to vote the Restricted Stock), which need not be the same for each grant or for each Participant.  These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as determined by the Committee.  Except as otherwise provided in the Award Agreement, Participants holding shares of Restricted Stock may not exercise voting rights with respect to the shares of Restricted Stock during the period of restriction.

(b)          Forfeiture.  Except as otherwise provided in the Award Agreement, upon a termination of employment (or termination of service) during the applicable period of restriction, Restricted Stock that is at that time subject to restrictions shall be forfeited.

(c)          Evidence of Ownership for Restricted Stock.  Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine, which may include an appropriate book entry credit on the books of the Company or a duly authorized transfer agent of the Company.  If certificates representing shares of Restricted Stock are registered in the name of the Participant, the certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, in its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

8.2          RESTRICTED STOCK UNITS. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee. Restricted Stock Unit Awards are also subject to the following additional terms and conditions:

(a)          Issuance and Restrictions.  Restricted Stock Unit Awards grant a Participant the right to receive a specified number of shares of Stock, or a cash payment equal to the fair market value (determined as of a specified date) of a specified number of shares of Stock, subject to such conditions and/or restrictions as the Committee may impose, which need not be the same for each grant or for each Participant. These restrictions may lapse separately or in combination at such times, in such circumstances, in such installments, or otherwise, as determined by the Committee.

(b)          Forfeiture.  Except as otherwise provided in the Award Agreement, upon a termination of employment (or termination of service) during the applicable period of restriction, Restricted Stock Units that are at that time subject to restrictions shall be forfeited.

(c)          Form and Timing of Payment.  Payment for vested Restricted Stock Units shall be made in the manner and at the time designated by the Committee in the Award Agreement.  In the Award Agreement, the Committee may provide that payment will be made in cash or Stock, or in a combination thereof.

SECTION 9
STOCK GRANT AND STOCK UNITS

9.1          STOCK GRANTS.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Stock Awards to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee. A Stock Grant Award grants the Participant the right to receive (or purchase at such price as determined by the Committee) a designated number of shares of Stock free of any vesting restrictions.  The purchase price, if any, for a Stock Grant Award shall be payable in cash or other form of consideration acceptable to the Committee.  A Stock Grant Award may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such Participant.

9.2          STOCK UNITS.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Stock Unit Awards to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee. A Stock Unit Award grants the Participant the right to receive a designated number of shares of Stock, or a cash payment equal to the Fair Market Value (determined as of a specified date) of a designated number of shares of Stock, in the future free of any vesting restrictions.  A Stock Unit Award may be granted as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such Participant.

SECTION 10
PERFORMANCE SHARES AND PERFORMANCE UNITS

10.1       PERFORMANCE SHARES.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Shares to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee.  A Performance Share grants the Participant the right to receive a specified number of shares of Stock depending on the satisfaction of any one or more Performance Goals.  Performance may be measured on a specified date or dates or over any period or periods determined by the Committee.  Unless otherwise provided in the Award Agreement, payment for vested Performance Shares shall be made in Stock.

10.2       PERFORMANCE UNITS.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units to one or more Participants upon such terms and conditions, and in such amounts, as shall be determined by the Committee.  A Performance Unit grants the Participant the right to receive a specified number of shares of Stock or a cash payment equal to the fair market value (determined as of a specified date) of a specified number of shares of Stock depending on the satisfaction of any one or more Performance Goals. Performance may be measured on a specified date or dates or over any period or periods determined by the Committee.  At the discretion of the Committee, the Award Agreement may provide for payment for vested Performance Units in cash, shares of Stock of equivalent cash value, or in a combination thereof.

10.3       PERFORMANCE GOALS.  The Performance Goal or Goals applicable to any Performance Share or Performance Unit Award shall be specified by the Committee in the Award Agreement.  The Committee shall retain the power to adjust the Performance Goals, the level of attainment of the Performance Goals or otherwise increase or decrease the amount payable with respect to any Award made pursuant to this Section 10.

SECTION 11
CHANGE IN CONTROL

11.1          ACCELERATED VESTING AND PAYMENT.  Notwithstanding any other provision in the Plan to the contrary, and except as otherwise provided in the Award Agreement, in the event of a Change in Control, unless prohibited by law or by the rules and regulations of the NASDAQ (or any other exchange upon which the Stock is then traded): (a) any and all Options and SARs shall be accelerated to become immediately exercisable in full; (b) any restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse, and, to the extent permitted by Section 409A of the Code, any Restricted Stock Units shall be immediately settled and payable upon the effective date of the Change in Control; (c) the target payout opportunities attainable under all outstanding Awards that vest based on the attainment of Performance Goals shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change in Control; (d) the vesting of all Awards denominated in shares of Stock shall be accelerated as of the effective date of the Change in Control, and, to the extent permitted by Section 409A of the Code, be paid within thirty (30) days following the effective date of the Change in Control; and (e) to the extent permitted by Section 409A of the Code, Awards denominated in cash shall be paid to in cash within thirty (30) days following the effective date of the Change in Control. The Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change in Control, and, to the extent permitted by Section 409A of the Code, that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change in Control Price within thirty (30) days following the effective date of the Change in Control; provided, however, that no such payment shall be made on account of an ISO using a value higher than the fair market value of the underlying shares of Stock on the date of settlement.

11.2        ALTERNATIVE AWARDS.  Notwithstanding Section 11.1, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Company or an Affiliate; provided, however, that any such Alternative Award must: (a) be based on stock which is traded on an established U.S. securities market, or that the Committee reasonably believes will be so traded within sixty (60) days after the Change in Control; (b) provide the Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment; (c) have substantially equivalent economic value to such Award (determined at the time of the Change in Control); and (d) have terms and conditions which provide that in the event that the Participant's employment with the Company, an Affiliate or any successor is involuntarily terminated or Constructively Terminated, any conditions on a Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

11.3        PARTICIPANT CONSENT NOT REQUIRED.  Nothing in this Section 11 or any other provision of this Plan is intended to provide any Participant with any right to consent to or object to any transaction that might result in a Change in Control and each provision of this Plan shall be interpreted in a manner consistent with this intent. Similarly, nothing in this Section 11 or any other provision of this Plan is intended to provide any Participant with any right to consent to or object to any action taken by the Board or Committee in connection with a Change in Control transaction and the Committee, in its sole discretion, may require that a Participant sign as a condition to receipt of the payments or accelerated vesting described in this Section 11 a release, option termination agreement, or similar instrument.

SECTION 12
OTHER PROVISIONS APPLICABLE TO AWARDS

12.1       AWARD AGREEMENTS.  All Awards shall be evidenced by an Award Agreement.  The Award Agreement shall include such terms and provisions as the Committee determines appropriate including, without limitation, non-solicitation provisions, non-competition provisions, confidentiality provisions and other restrictive covenants the Committee deems appropriate. The terms of the Award Agreement may vary depending on the type of Award, the employee or classification of the employee to whom the Award is made and such other factors as the Committee deems appropriate.

12.2       TERMINATION OF EMPLOYMENT OR SERVICE.  Subject to the provisions of this Plan, the Committee shall determine and set forth in the applicable Award Agreement the extent to which a Participant shall have the right to retain and/or exercise an Award following a termination of employment or (termination of service). Such provisions need not be uniform among all types of Awards and may reflect distinctions based on the reasons for such terminations, including, but not limited to, death, Disability, a termination for cause or reasons relating to the breach or threatened breach of restrictive covenants.

12.3        FORM OF PAYMENT.  Subject to the provisions of this Plan, the Award Agreement and any applicable law, payments or transfers to be made by the Company or any Affiliate on the grant, exercise, or settlement of any Award made be made in such form as determined by the Committee including, without limitation, cash, Stock, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or any combination thereof, in each case determined by rules adopted by the Committee.

12.4        LIMITS ON TRANSFER.

(a)          General. Except as provided in Section 6.1(f), Section 7.1(f), Section 12.4(b) or Section 12.5, no Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or, if applicable, until the expiration of any period during which any restrictions are applicable or any Performance Period as determined by the Committee.

(b)          Transfer to Family Members. The Committee shall have the authority to adopt a written policy that is applicable to existing Awards, new Awards, or both, which permits a Participant to transfer Awards during his or her lifetime to any Family Member.  In the event an Award is transferred as permitted by such policy, such transferred Award may not be subsequently transferred by the transferee (other than another transfer meeting the conditions set forth in the policy) except by will or the laws of descent and distribution.  A transferred Award shall continue to be governed by and subject to the terms and limitations of the Plan and relevant Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if the transfer had not taken place.

12.5        BENEFICIARIES.  Notwithstanding Section 12.4(a), a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death, and in accordance with Section 6.2(c)(iii), upon the Participant’s Disability.  A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee.  If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is provided to the Committee.

12.6        EVIDENCE OF OWNERSHIP.  Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates, make any book entry credits, or take any other action to evidence shares of Stock pursuant to the exercise of any Award, unless and until the Company has determined, with advice of counsel, that the issuance and delivery of such certificates, book entry credits, or other evidence of ownership is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange or quotation system on which the shares of Stock are listed, quoted or traded.  All Stock certificates, book entry credits, or other evidence of ownership delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Company deems necessary or advisable to comply with Federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded.  The Company may place legends on any Stock certificate to reference restrictions applicable to the Stock.  In addition to the terms and conditions provided herein, the Company may require that a Participant make such reasonable covenants, agreements, and representations as the Company, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

12.7        CLAWBACK.  Every Award issued pursuant to this Plan is subject to potential forfeiture or recovery to the fullest extent called for by law, any applicable listing standard, or any current or future clawback policy that may be adopted by the Company from time to time, including, without limitation, any clawback policy adopted to comply with the final rules issued by the Securities and Exchange Commission and the final listing standards to be adopted by the NASDAQ Stock Market pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. By accepting an Award, each Participant consents to the potential forfeiture or recovery of his or her Awards pursuant to applicable law, listing standard, and/or Company clawback policy, and agrees to be bound by and comply with the clawback policy and to return the full amount required by the clawback policy. As a condition to the receipt of any Award, a Participant may be required to execute any requested additional documents consenting to and agreeing to abide by the Company clawback policy as it may be amended from time to time.

12.8        DIVIDEND EQUIVALENTS. With respect to any Award that vests based on the achievement of Performance Goals or continued service, in no event will any dividend or dividend equivalent award vest or be paid prior to the vesting of the corresponding Award and such dividend equivalent awards shall only be paid to the Participant if and to the extent that the Performance Goals or service requirements related to the corresponding Award are satisfied.

SECTION 13
AMENDMENT, MODIFICATION, AND TERMINATION

13.1        AMENDMENT, MODIFICATION AND TERMINATION OF THE PLAN.  The Board or Committee may at any time, and from time to time, terminate, amend or modify the Plan; provided, however, that any such action of the Board or Committee shall be subject to approval of the shareholders to the extent required by law, regulation, the NASDAQ (or any other exchange upon which the Stock is then traded). Except as provided in Section 5.4, neither the Board nor the Committee may, without the approval of the shareholders: (a) reduce the exercise price or base value of any outstanding Award, including any Option or SAR; (b) increase the number of shares available under the Plan; (c) grant Options or SARs with an exercise price or base value that is below Fair Market Value on the Date of Grant; (d) reprice previously granted Options or SARs or take any action relative to any Options or SARs that would be treated as a repricing under applicable NASDAQ Listing Rules (or the rules of any exchange on which the Stock is then listed); (e) cancel any Option or SARs in exchange for cash or any other Award or in exchange for any Option or SAR with an exercise price or base value that is less than the exercise price or base value for the original Option or SAR; (f) extend the exercise period or term of any Option or SAR beyond ten (10) years from the Date of Grant; (g) expand the types of Award available for grant under the Plan; or (h) expand the class of individuals eligible to participate in the Plan.

13.2        AWARDS PREVIOUSLY GRANTED. No amendment, modification, or termination of the Plan or any Award under the Plan shall in any manner adversely affect in any material way the rights of the holder under any Award previously granted pursuant to the Plan without the prior written consent of the holder of the Award.  Such consent shall not be required if the change: (a) is required by law or regulation; (b) does not adversely affect in any material way the rights of the holder; (c) is required to cause the benefits under the Plan to comply with the requirements of Section 409A of the Code; or (d) is made pursuant to any adjustment described in Section 5.4.

SECTION 14
TAX WITHHOLDING

The Company shall have the power to withhold, or require a Participant to remit to the Company, up to the maximum statutory amount necessary, in the applicable jurisdiction, to satisfy any federal, state, and local tax withholding requirements on any Award under the Plan. The Committee may permit the Participant to satisfy a tax withholding obligation by: (a) directing the Company to withhold shares of Stock to which the Participant is entitled pursuant to the Award in an amount necessary to satisfy the Company’s applicable federal, state, local or foreign income and employment tax withholding obligations with respect to such Participant; (b) tendering previously-owned shares of Stock held by the Participant for six (6) months or longer to satisfy the Company’s applicable federal, state, local, or foreign income and employment tax withholding obligations with respect to the Participant (which holding period may be waived in accordance with Section 6.1(d)); (c) a broker-assisted “cashless” transaction; or (d) personal check or other cash equivalent acceptable to the Company.

SECTION 15
GENERAL PROVISIONS

15.1        NO RIGHTS TO AWARDS.  No Participant or other person shall have any claim to be granted any Award and neither the Company nor the Committee is obligated to treat Participants and other persons uniformly.

15.2        CONTINUED EMPLOYMENT.  Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant’s employment or service at any time, nor confer upon any Participant any right to continue in the employ or service of the Company.

15.3        FUNDING.  The Company shall not be required to segregate any of its assets to ensure the payment of any Award under the Plan.  Neither the Participant nor any other persons shall have any interest in any fund or in any specific asset or assets of the Company or any other entity by reason of any Award, except to the extent expressly provided hereunder.  The interests of each Participant and former Participant hereunder are unsecured and shall be subject to the general creditors of the Company.

15.4        EXPENSES.  The expenses of administering the Plan shall be borne by the Company.

15.5        NO SHAREHOLDERS RIGHTS.  No Award gives the Participant any of the rights of a shareholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

15.6        TITLES AND HEADINGS.  The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.7        SUCCESSORS AND ASSIGNS.  The Plan shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including without limitation, whether by way of merger, consolidation, operation of law, assignment, purchase, or other acquisition of substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company’s obligations under the Plan.

15.8        SURVIVAL OF PROVISIONS.  The rights, remedies, agreements, obligations and covenants contained in or made pursuant to this Plan, any Agreement, and any other notices or agreements in connection therewith, shall survive the execution and delivery of such notices and agreements and the delivery and receipt of such shares of Stock.

15.9        REQUIREMENTS OF LAW.  The granting of Awards and the issuance of shares and/or cash under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.  The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan.  If the shares of Stock paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.  The Committee shall impose such restrictions on any Award as it may deem advisable, including without limitation, restrictions under applicable federal securities law, under the requirements of the NASDAQ (or any other exchange upon which the Stock is then traded), and under any other blue sky or state securities law applicable to such Award.

15.10      GOVERNING LAW.  The Plan and each Award Agreement shall be governed by the laws of the State of Colorado, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction, except that the Nevada General Corporation Law shall govern as to matters of corporate law pertaining to the Company. All parties agree to submit to the jurisdiction of the state and federal courts of Colorado with respect to matters relating to the Plan and agree not to raise or assert the defense that such forum is not convenient for such party. The Plan is an unfunded performance-based bonus plan and is not intended to be either an employee pension or welfare benefit plan subject to ERISA.

15.11      SECURITIES LAW COMPLIANCE.  With respect to any Participant who is, on the relevant date, obligated to file reports pursuant to Section 16 of the Exchange Act, transactions pursuant to this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors pursuant to the Exchange Act.  Notwithstanding any other provision of the Plan, the Committee may impose such conditions on the exercise of any Award as may be required to satisfy the requirements of Rule 16b-3 or its successors pursuant to the Exchange Act.  To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be void to the extent permitted by law and voidable as deemed advisable by the Committee.

15.12      SECTION 409A OF THE CODE.

(a)          General Compliance. Some of the Awards that may be granted pursuant to the Plan (including, but not necessarily limited to, Restricted Stock Units Awards, Performance Share Awards, Performance Unit Awards, and Stock Unit Awards) may be considered to be “non-qualified deferred compensation” subject to Section 409A of the Code.  If an Award is subject to Section 409A of the Code, the Company intends (but cannot and does not guarantee) that the Award Agreement and this Plan comply with and meet all of the requirements of Section 409A of the Code or an exception thereto and the Award Agreement shall include such provisions, in addition to the provisions of this Plan, as may be necessary to assure compliance with Section 409A of the Code or an exception thereto.

(b)          Delay for Specified Employees. If, at the time of a Participant’s Separation from Service, the Company has any Stock which is publicly traded on an established securities market or otherwise, and if the Participant is considered to be a Specified Employee, to the extent any payment for any Award is subject to the requirements of Section 409A of the Code and is payable upon the Participant’s Separation from Service, such payment shall not commence prior to the first business day following the date which is six (6) months after the Participant’s Separation from Service (or the date of the Participant’s death if earlier than the end of the six (6) month period).  Any amounts that would have been distributed during such six month period will be distributed on the day following the expiration of the six (6) month period.

(c)          Prohibition on Acceleration or Deferral. Under no circumstances may the time or schedule of any payment for any Award that is subject to the requirements of Section 409A of the Code be accelerated or subject to further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code.  If the Company fails to make any payment pursuant to the payment provisions applicable to an Award that is subject to Section 409A of the Code, either intentionally or unintentionally, within the time period specified in such provisions, but the payment is made within the same calendar year, such payment will be treated as made within the specified time period.  In addition, in the event of a dispute with respect to any payment, such payment may be delayed in accordance with the regulations and other guidance issued pursuant to Section 409A of the Code.

GOOD TIMES RESTAURANTS INC.

By:
Its:	President and CEO

GLOSSARY

(a)          “2008 Plan” means the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan

(b)          “Affiliate” means any subsidiary or parent of the Company that is: (i) a member of a “controlled group of corporations” (within the meaning of Section 414(b) of the Code as modified by Section 415(h) of the Code) that includes the Company as a member of the group; and (ii) a member of a group of trades or businesses under common control (within the meaning of Section 414(c) of the Code as modified by Section 415(h) of the Code) that includes the Company as a member of the group. In applying Section 1563(a)(1), (2) and (3) of the Code for purposes of determining the members of a controlled group of corporations under Section 414(b) of the Code, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears in Section 1563(a)(1), (2) and (3) and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining the members of a group of trades or businesses (whether or not incorporated) that are under common control for purposes of Section 414(c) of the Code, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears in Treasury Regulation Section 1.414(c)-2.

(c)          “Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Grant, Stock Unit, Performance Share, or Performance Unit Award granted to a Participant under the Plan.

(d)          “Award Agreement” means any written agreement, contract, or other instrument or document, including an electronic agreement or document, evidencing an Award, regardless of whether the Participant’s signature or acknowledgement is required.

(e)          “Beneficial Owner” or “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(f)          “Board” means the Company’s Board of Directors, as constituted from time to time.

(g)          “Change in Control” means any of the following:

(i)          any Person acquires Beneficial Ownership, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined Voting Power of the Company's securities;

(ii)         within any twenty-four (24) month period, the individuals who were Directors of the Company at the beginning of such period (the “Incumbent Directors”) shall cease to constitute at least a majority of the Board or the Board of any successor to the Company; provided, however, that any Director elected or nominated for election to the Board by a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for purposes of this paragraph;

i

(iii)        the shareholders of the Company approve a merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of the assets of the Company which is consummated (a “Corporate Event”), and immediately following the consummation of which the shareholders of the Company immediately prior to such Corporate Event do not hold, directly or indirectly, a majority of the Voting Power of: (1) in the case of a merger or consolidation, the surviving or resulting entity; (2) in the case of a share exchange, the acquiring entity; or (3) in the case of a division or a sale or other disposition of assets, each surviving, resulting or acquiring entity which, immediately following the relevant Corporate Event, holds more than twenty-five percent (25%) of the consolidated assets of the Company immediately prior to such Corporate Event; or

(iv)        any other event occurs which the Board declares, in good faith, to be a Change in Control.

For sake of clarity, a “Change in Control” will not be deemed to have occurred for purposes of the Plan until the transaction (or services of transactions) that would otherwise be considered a “Change in Control” closes. The transfer of Stock or assets of the Company in connection with a bankruptcy filing by or against the Company under Title 11 of the United States Code will not be considered to be a “Change in Control” for purposes of this Plan. Notwithstanding the foregoing a “Change in Control” shall not occur for purposes of this Plan in the case of Awards that are subject to the requirements of Section 409A of the Code unless such “Change in Control” constitutes a “change in control event” as defined in Section 409A of the Code and the regulations thereunder.

(h)           “Change in Control Price” means the highest price per share of Stock offered in conjunction with any transaction resulting in a Change in Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash) or, in the case of a Change in Control occurring solely by reason of a change in the composition of the Board, the highest fair market value of the Company's Stock on any of the thirty (30) trading days immediately preceding the date on which a Change in Control occurs. Notwithstanding the foregoing for purposes of Awards that are subject to the requirements of Section 409A of the Code, “Change in Control Price” shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(i)          “Code” means the Internal Revenue Code of 1986, as amended.  All references to the Code shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Code.

(j)          “Committee” except as set forth in Section 4.1, means the Compensation Committee of the Board. At all times the Committee shall consist of at least two (2) or more individuals, each of whom qualifies as: (i) a “non-employee director” as defined in Rule 16b-3(b)(3) of the Exchange Act; and (ii) “independent” for purposes of the applicable NASDAQ Listing Rules.

(k)          “Company” means Good Times Restaurants Inc., a Nevada corporation, and any successor thereto.

(l)          “Constructively Terminated” means unless otherwise defined in an employment agreement or the Award Agreement between the Participant and the Company, means any of the following:

(i)           requiring the Participant to be based as his/her regular or customary place of employment at any office or location more than fifty (50) miles from the location at which the Participant performed his/her duties immediately prior to the Change in Control, or in a state other than the one in which the Participant performed his/her duties immediately prior to the Change in Control, in each case except for travel reasonably required in the performance of the individual's responsibilities;

(ii)          reducing the Participant’s base salary below the rate in effect at the time of a Change in Control;

(iii)        a material reduction of Participant’s then-existing base salary; or

(iv)         failing to pay the Participant’s base salary, other wages or employment-related benefits as required by law.

(m)          “Consultant” means a consultant or adviser that provides bona fide services to the Company or an Affiliate as an independent contractor and not as an employee; provided, however that such person may become a Participant in the Plan only if the Consultant: (i) is a natural person; and (ii) does not provide services in connection with the offer or sale of the Company’s securities in a capital-raising transaction and does not promote or maintain a market for the Company’s securities.

(n)          “Date of Grant” means the date the Committee approves the Award or a date in the future on which the Committee determines the Award will become effective.

(o)          “Disability” means the inability of a Participant to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.  The permanence and degree of impairment shall be supported by medical evidence. For purposes of an Incentive Stock Option, “Disability” shall have the meaning ascribed to it in Section 22(e)(3) of the Code.

(p)          “Director” means any individual who is a member of the Board.

(q)          “Effective Date” means the date the Plan is approved by the shareholders at the Company’s 2018 Annual Meeting, which will be held on or around May 24, 2018.

(r)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.  All references to a section of ERISA shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of ERISA.

(s)          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. All references to the Exchange Act shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Exchange Act.

(t)          “Expiration Date” means the tenth (10th) anniversary of the Effective Date.

(u)          “Fair Market Value” means, as of any date, the closing price for the Stock as reported on the NASDAQ (or any other exchange on which the Stock is than listed) for that date or, if no prices are reported for that date, the closing price on the last day on which such prices were reported, or the amount determined by the Committee to be the fair market value for a share of Stock in its sole discretion taking into account the requirements of Section 409A of the Code.

(v)          “Family Member” means a Participant’s spouse and any parent, stepparent, grandparent, child, stepchild, or grandchild, including adoptive relationships or a trust or any other entity in which these persons (or the Participant) have more than fifty percent (50%) of the beneficial interest.

(w)          “Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(x)          “Non-Employee Director” means a member of the Company’s Board who is not a common-law employee of the Company.

(y)          “Non-Qualified Stock Option” means an Option that is not intended to be an Incentive Stock Option.

(z)          “Option” means a right granted to a Participant under Section 6.  An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(aa)          “Participant” means a person who has been granted an Award under the Plan.

(bb)          “Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period. The Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit or an individual. The Performance Goals may be stated in terms of absolute levels or relative to another company or companies or to an index or indices.

(cc)          “Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, an Award.

(dd)          “Performance Share” means a right granted to a Participant under Section 10.

(ee)          “Performance Unit” means a right granted to a Participant under Section 10.

(ff)          “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) of the Exchange Act, including a “group” as defined in Section 13(d) thereof; provided, however, that “Person” shall not include: (i) the Company or any Affiliate; or (ii) any employee benefit plan (including an employee stock ownership plan) sponsored by the Company or any Affiliate.

(gg)          “Plan” means this Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan, as amended from time to time.

(hh)          “Predecessor Plan” means the 2008 Plan and any other similar plan adopted by the Company at any time in the past under which awards are still outstanding.

(ii)          “Restricted Stock” means Stock granted to a Participant under Section 9.

(jj)          “Restricted Stock Unit” means a right granted to a Participant under Section 9.

(kk)          “Securities Act” means the Securities Act of 1933, as amended from time to time. All references to the Securities Act shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Securities Act.

(ll)          “Separation from Service” is a term that applies only in the context of an Award that the Company concludes is subject to Section 409A of the Code.  In that limited context, the term “Separation from Service” means either: (i) the termination of a Participant’s employment with the Company and all Affiliates due to death, retirement or other reasons; or (ii) a permanent reduction in the level of bona fide services the Participant provides to the Company and all Affiliates to an amount that is less than twenty percent (20%) of the average level of bona fide services the Participant provided to the Company and all Affiliates in the immediately preceding thirty-six (36) months, with the level of bona fide service calculated in accordance with Treasury Regulation Section 1.409A‑1(h)(1)(ii). Solely for purposes of determining whether a Participant has a “Separation from Service,” a Participant’s employment relationship is treated as continuing while the Participant is on military leave, medical or sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six (6) months, or if longer, so long as the Participant’s right to reemployment with the Company or an Affiliate is provided either by statute or contract).  If the Participant’s period of leave exceeds six (6) months and the Participant’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six (6) month period.  Whether a Termination of Employment has occurred will be determined based on all of the facts and circumstances and in accordance with Section 409A of the Code.

In the case of a Non-Employee Director, Separation from Service means that such member has ceased to be a member of the Board.  Whether an independent contractor consultant has incurred a Separation from Service will be determined in accordance with Treasury Regulation Section 1.409A‑1(h).

(mm)          “Specified Employee” means certain officers and highly compensated employees of the Company as defined in Treasury Regulation Section 1.409A-1(i).

(nn)          “Stock” means the common stock of the Company, $.001 par value per share, and such other securities of the Company that may be substituted for Stock pursuant to Section 5.

(oo)          “Stock Appreciation Right” or “SAR” means a right granted to a Participant under Section 8.

(pp)          “Stock Grant Award” means a right granted to a Participant under Section 9.

(qq)          “Stock Unit” means a right granted to a Participant under Section 9.

v

(rr)          “Voting Power” shall mean such number of Voting Securities as shall enable the holders thereof to cast all the votes which could be cast in an annual election of directors of a company.

(ss)          “Voting Securities” shall mean all securities entitling the holders thereof to vote in an annual election of directors of a company.